UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended: March 31, 2019

True Leaf Brands Inc. (formerly True Leaf Medicine International Ltd.)
(Exact name of issuer as speciﬁed in its charter)

British Columbia	00-0000000
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1
(Full mailing address of principal executive ofﬁces)

778-475-5323
(Issuer's telephone number, including area code)

Annual Report

In this Form 1-A - Annual Report Pursuant To Regulation A ("Annual Report" or "Form 1-A"), unless otherwise noted or the context indicates otherwise, "we", "us", and "our" refers to True Leaf Brands Inc. (formerly True Leaf Medicine International Ltd.) (the "Company") and its subsidiaries, True Leaf Investments Corp. ("TL Investments"), True Leaf Cannabis Inc. (formerly True Leaf Medicine Inc.) ("TL Cannabis"), True Leaf Pet Inc. ("TL Pet"), True Leaf Pet Europe LLC Sarl ("TL Europe"), and True Leaf USA Inc. ("TL USA").

This Annual Report contains company names, product names, trade names, trademarks and service marks of the Company and other organizations, all of which are property of their respective owners.

All financial information in this Annual Report is reported in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board.

The information contained herein is dated as of March 31, 2019 unless otherwise stated.

Forward Looking Statements

Certain statements in this Annual Report contain forward-looking information within the meaning of applicable securities laws in Canada ("forward-looking information"). The words "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.

The forward-looking information in this Annual Report includes, but is not limited to: certain statements related to the state and size of the pet supplement and cannabis industries; our plan to build and operate the True Leaf Campus (as defined herein); our plans to increase the number of  pet supplements we produce; our plan to expand our product lines into new countries and markets; our plan to become a licensed producer of cannabis; our revenue and expense projections; and, our development schedules and similar items.

The forecasts and projections that make up the forward-looking information are based on assumptions which include, but are not limited to: we are able to successfully continue as a going concern; we are able to attract and retain senior management and key skilled professionals; we are able to raise sufficient capital to execute our business plan; we are able to successfully manage the risks associated with our limited operating history; we are able to successfully manage the risks associated with our history of operating losses; we are able to successfully introduce new products and recoup our investment costs; we are able successfully implement our growth strategy; our co-packers fulfill their obligations; we are able to manage our supply chain effectively; our transportation providers deliver our products as scheduled; we are able to successfully expand into countries in which we have no prior operating experience; we are able to successfully overcome the strong competition in the markets in which we operate; we do not lose any of our key suppliers or distribution arrangements; we are not exposed to significant product liability claims which our insurance does not cover; we successfully manage our risks as an ecommerce retailer; we successfully protect the confidentiality of our proprietary information and know-how; we are able to successfully commence operations with our cannabis for medical purposes business; we are able to successfully manage the regulation of our business by the Canadian Federal Government; we are able to successfully manage the potential for changes in the regulation of the medical cannabis industry; we are able to successfully manage the sales risks associated with cannabis and the medical cannabis industries; we are able to use our facilities as planned; and, we are able to obtain market share and achieve profits.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. The factors which could cause results to differ from current expectations include, but are not limited to: the existence of material uncertainties that may raise substantial doubt on our ability to continue as a going concern; our ability to attract and retain senior management and key skilled professionals which we may or may not be able to do; our ability to raise the significant amount of capital needed to execute our business plan which we may or may not be able to do; risks associated with our limited operating history; risks associated with our history of operating losses; risks associated with introducing new products including the risk that our new product developments will not produce sufficient sales to recoup our investment; our ability to successfully implement our growth strategy on a timely basis or at all; our reliance on co-packers to fulfill their obligations; our ability to manage our supply chain effectively; our transportation providers delivery of our products; difficulties associated with our ability to expand into countries in which we have no prior operating experience; strong competition in the markets in which we operate; the potential loss of any of our key suppliers or distribution arrangements; the potential for us to be exposed to significant product liability claims which our insurance may not cover; our risks as an ecommerce retailer; our ability to protect the confidentiality of our proprietary information and know-how; our cannabis for medical purposes business has not commenced operations; the regulation of our business by the Canadian Federal Government; the potential for changes in the regulation of the medical cannabis industry; sales risks associated with cannabis and the medical cannabis industries; our ability to use our facilities as planned; and, our ability to acquire market share and achieve profits.

All forward-looking information in this Annual Report is qualified in its entirety by this cautionary statement and, except as may be required by law, we undertake no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise after the date hereof.

Item 1. Business

Corporate Structure

True Leaf Brands Inc. was incorporated under the laws of British Columbia on June 9, 2014. The Company changed its name from "True Leaf Medicine International Ltd." to "True Leaf Brands Inc." on May 21, 2019.

The Company's head office is located at 100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1.

The Company's registered and records office is located at 1055 West Hastings Street, Suite 1700, Vancouver, British Columbia V6E 2E9.

Intercorporate Relationships

We have five subsidiaries: True Leaf Investments Corp. ("TL Investments"), True Leaf Cannabis Inc. ("TL Cannabis"). True Leaf Pet Inc. ("TL Pet"), True Leaf Pet Europe LLC Sarl ("TL Europe"), and True Leaf USA Inc. ("TL USA").

TL Investments, TL Cannabis, and TL Pet were formed in British Columbia on March 26, 2014, July 4, 2013, and November 18, 2015 respectively. TL Europe was formed in Luxemburg on July 18, 2016, and TL USA was formed in Nevada on September 11, 2017.

The following chart illustrates the Company's corporate structure, the percentage of voting securities of each subsidiary owned by the Company, and the governing jurisdiction of each entity.

General Development of the Business

Overview

True Leaf is a global hemp and plant-based animal wellness brand.

We are incorporated under the British Columbia Business Corporations Act and our common shares publicly traded on the Canadian Securities Exchange under the trading symbol: "MJ", on the Frankfurt stock exchange under the trading symbol: "TLA", and on the OTC Market Group's OTCQB Venture Market under the trading symbol "TRLFF". The Company is a reporting issuer in British Columbia, Alberta, and Ontario.

Founded in 2013, we have two main divisions: True Leaf Pet ("TL Pet") and True Leaf Cannabis ("TL Cannabis"). TL Pet is focused on developing and selling supplements and treats for pets and TL Cannabis is focused on becoming a licensed producer of cannabis developing cannabinoid related products for medicinal purposes. Overall, the Company's goal is to be a global pet care brand leader focused on marketing natural alternatives to help pets live healthier and longer lives.

We believe that both the cannabis and pet industries represent high-growth industries. We plan to develop legally compliant cannabis products that can be sold across Canada, the United States and other countries around the world.

True Leaf Pet

TL Pet launched its hempseed based pet supplement and treat product line in the fall of 2015. Products containing hemp, including hempseed oil, hemp protein and hemp extracts are gaining significant acceptance as evidence of their nutritional effectiveness becomes recognized.

Our current products are primarily sold through a combination of on-line, direct sales and distributors focused on the pet specialty retail channel. In the future, TL Pet will sell into multiple channels including food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount stores, natural food stores and brokers selling to veterinarians. Currently, the Company's products are sold in Canada, the United States, Europe, and select countries in Asia.

Our Pet Products

In 2015, we began marketing and selling three veterinarian formulated soft chews that targeted different indications in dogs. The formulations also include additional active ingredients that work synergistically with hemp to boost its effectiveness. These include green lipped mussel, curcumin, L-theanine, lemon balm, chamomile, polyphenols from pomegranate, and plant and marine based Omega-3 fatty acids. The following are our hemp-based dog chew products:

True Hemp Chews - Calming Support for Dogs	True Hemp Chews - Hip + Joint Support for Dogs	True Hemp Chews - Immune + Heart Omega 3 Support for Dogs
Active Ingredients	Active Ingredients	Active Ingredients
Ground Hemp Seed Hemp Seed Oil L-Theanine Chamomile Lemon Balm	Ground Hemp Seed Hemp Seed Oil Green Lipped Mussel Turmeric Root Extract (95% Curcuminoids)	Ground Hemp Seed Hemp Seed Oil DHA + EPA from Sardine Oil Polyphenols from Pomegranate

Each of these products are 'all natural', grain-free, use non-GMO hemp, and contain no artificial colors or flavors. The inactive ingredients in the chews include peas, chickpeas, sweet potato, honey, cane molasses, gelatin, coconut oil, sea salt, calcium lactate, distilled vinegar, natural flavor, lactic acid, citric acid, and natural preservatives.

Hemp seed oil and ground hempseed are derived from the industrial hemp plant and contain no psychoactive cannabinoid reactors but do contain many other beneficial compounds. These include known antioxidants from tocopherols, gamma linolenic acid (GLA - rare and found in breast milk), a host of other beneficial properties including anti-inflammatory compounds from plant sterols and methyl salicylate - a relative of acetylsalicylic acid or 'aspirin'.

Hemp is rich in essential fatty acids and other polyunsaturated fatty acids. It has almost as much protein as soybean and is also rich in Vitamin E and minerals such as phosphorus, potassium, sodium, magnesium, sulphur, calcium, iron and zinc.[1]  Dietary hempseed is also particularly rich in the omega-6 fatty acid, linoleic acid and also contains high concentrations of the omega-3 fatty acid, alpha-linolenic acid (ALA). The linoleic acid: alpha-linolenic acid ratio normally exists in hempseed at between 2:1 and 3:1 levels; which is the ideal ratio in the human body.

Different formats of the formulations with the same level of active ingredients are also available. This includes an oil supplement that can be pumped onto the dog's food and dental chew sticks to enhance teeth cleaning function.

Hemp and marijuana are different varieties of the same plant species of 'Cannabis Sativa'. 'Marijuana' or 'Medicinal Cannabis' can also contain high levels of tetrahydrocannabinol ("THC"). Hemp, on the other hand, does not cause intoxication and has to contain less than 0.3% THC by law. Different parts of the hemp plant, like the leaf and flower, can contain a variety of compounds called 'cannabinoids' like CBD, CBDa, CBG, CBN. In some geographic regions, the sale and use of these compounds are controlled by regulations. TL Pet initially went to market utilizing only hempseed powder and cold-pressed hempseed oil, allowing the Company to sell and market a 'legal' but still effective formulation ahead of the competition in these sensitive markets.

Hemp is also legally refined and processed in industrial factories for textile and nutritional use. The fibre is one of the strongest plant-based fibers on the planet and has been used to make clothing and hemp ropes for hundreds of years. Hemp seed is unique in that it is gluten-free, low-glycemic and contains extremely high levels of healthy protein, fat, and dietary fiber.  It is often consumed and mixed into other products including cereal, granola, and plant-based protein concentrates that are popular to the millennial and vegan markets.

In the Spring of 2018, the Company contracted DossierR Creative - a renowned branding firm based in Vancouver, BC, to conduct consumer research and rebrand the Company and entire range of products. Consumer research was undertaken with over 1100 consumers in the USA, Canada, the UK, and Europe and was completed in the summer of 2018. The feedback and findings from this consumer research guided the rebrand strategy as it worked through the rebranding process. The Company presented and displayed the new product line at the largest annual pet industry show in the world - Global Pet Expo, on March 13, 2019:

A new omega-3 focused supplement for dogs called Everyday OmegaTM with enhanced omega-3 levels that meet National Research Council standards was created to replace the original 'Immune+Heart' product line.

The passing of the Farm Bill in late 2018 in the USA has now allowed the Company to market a legal hemp-based product line. The Company commenced the development and testing of a 'CBD' product line in the spring of 2019 and will be launching the products in August 2019 at the SuperzooRpet industry show in Las Vegas.  The first two products of this line will be focused on Calming and Hip+Joint Support, with higher strength, veterinarian formulations to follow in 2020.

True Leaf has also developed successful formulations and products for cats that are currently marketed in Europe under the original True Hemp brand. The Company introduced these specially formulated hemp-based cat treats at a trade show in May of 2018 in Nuremberg, Germany. The 'functional' treats provide a variety of support for felines, including calming, hip and joint function, skin and coat health, urinary tract health and the prevention of hairballs. The formulations were successfully palatability tested against the popular 'Temptations' brand and the Company plans to eventually roll-out the range globally.

On December 30, 2016, the Company acquired the assets and intellectual property of OregaPetR, a Canadian brand of medicinal products uniquely formulated with oil of oregano. The Company had applied oil of oregano's naturally-occurring anti-bacterial and anti-viral properties into an entire range of medicinal products for pets, the first company to ever do this. The Company saw the unique opportunity to develop the product range and added the entire product line to its rebranded True Leaf range, making it the first globally marketed product line containing Mediterranean oil of oregano. The response to the product line has been extremely positive as the Company ramps up production for shipping in August 2019. The product line is made up of: Healthy Gums Dental Spray, Healthy Teeth Dental Gel, Healthy Skin & Coat All-Purpose Spray, Natural Response Topical Gel, and Fresh Breath Chewables.

The Company has built a solid base of formulations that can be extended into multiple formats under each function: calming (anti-anxiety treatment for hyper dogs), hip+joint (for aging dogs), Omega-3 support

(for dogs of all ages), dental (a large category), and 'natural' medicinals (high demand). Key to the Company's aggressive growth plans, a robust new product pipeline and an experienced product launch/supply chain team is in place and focused on execution every quarter.

True Leaf Cannabis

Cannabis for Medical Purposes

TL Cannabis began as a "licensed producer" applicant in Canada's Marijuana for Medical Purposes Regulations ("MMPR") program and submitted the original application in July of 2013. A "ready to build" approval was granted for the first application in January 2014, but issues arose regarding the facility location and local zoning. In March 2014, a new location was secured and another application was submitted on April 8, 2014.

In July 2015, the Company received a notice from Health Canada stating that its application had passed through the preliminary screening process and was undergoing enhanced screening. Enhanced screening is one of the necessary steps in the process of becoming a licensed producer of cannabis for medical purposes under the MMPR. Shortly thereafter, the federal government called for a federal election date in October of 2015 and the application process for all applicants under the MMPR stalled.

On August 24, 2016, the federal government (now under the Liberal Party) adopted the ACMPR (Access to Cannabis for Medicinal Purposes Regulations) to replace the MMPR program. Certain requirements were changed and the processing of applications moved forward.

On November 27, 2017, the House of Commons passed Bill C-45, essentially beginning the formal process to legalize cannabis for recreational use and remove it from the controlled substances list under the Cannabis Act. On June 21, 2018, the Government of Canada announced that the Cannabis Act received royal assent and on July 11, 2018, the regulations issued pursuant to the Cannabis Act (the "Cannabis Regulations") were released by the Government of Canada and broadened the scope of individuals required to hold security clearances (together, the "Cannabis Act"). The Cannabis Act officially came into force on October 17, 2018.

Construction of the TL Cannabis production facility was completed in March 2019 and an occupancy permit was granted. TL Cannabis applied for a wide-ranging license that will allow cultivation, GMP processing and medicinal sales under the Cannabis Act. The application for a cultivation license is in its final stage and an Evidence Site Package Attestation was submitted to Health Canada in July of 2019.

As of the date of this Annual Report, the Company does not have a license under the Cannabis Act, and no cannabis products are in commercial production or use at the Lumby, BC facility (the "Lumby Property"). The Company continues to work diligently with Health Canada and expects to receive its license to cultivate cannabis in the Fall of 2019.

Product development

The Company is committed to securing its cannabis license and also reviewing potential opportunities that will allow it to monetize or receive a return on its investment. Discussions with several potential candidates are currently underway.

Significant Acquisitions

During the most recently completed financial year, the Company did not complete any significant acquisitions.

The Business

General

Revenue for the year ended March 31, 2019 increased 65% to $2,311,036 from $1,400,511 for the same period in the previous fiscal year, which had revenue of $1,400,511.  All of the Company's revenues from inception to date are from the sale of its hemp-based nutrition for pets, the majority of which have occurred in North America and Europe.  Revenue growth was primarily fuelled by us expanding the commercial reach of our TL Pet division into new geographies both in-store and online.

	Year ended March 31
Description	2019		2018		2017
Revenues	$2,311,036	$	$ 1,400,511	$	$ 368,536
Cost of sales	(1,252,265)		(779,182)		(248,909)
Gross profit ($)	$1,058,771	$	$ 621,329	$	$ 119,627
Gross profit (%)	46%		44%		32%
Total operating expenditures	(6,825,278)		(4,809,855)		(1,857,834)

Strategic Outlook

Our objectives for the next 12 months are:

  Continue to build distribution networks, secure new customers, and build market share in the global natural pet care space through traditional distribution channels, direct-to-store and direct-to-consumer sales channels;
  Launch new product lines, including a hemp-based CBD line for the USA market;
  Review potential accretive acquisition targets in the global pet wellness space;
  Successfully complete additional capital financings in order to fund the objectives of the Company's business plan;
  Receive final approval to cultivate, process and sell cannabis under the Cannabis Act by mid-2020; and
  Review potential joint ventures or strategic partnerships in the cannabis space.

Long-term business objectives for TL Pet are:

  Build a global pet care brand focused on wellness with a mission to improve the quality of life for our companion animals;
  Increase sales, distribution and store count within the pet specialty, mass-pet, veterinary and food/mass/drug market segments and assess and implement other non-traditional distribution channels to market and sell our pet products;
  Launch additional product lines and secure additional distribution partners in the European markets;

  Seek out key distribution partners for alternative market regions including Asia and South America;
  Continue to perform R&D work and prove efficacy of new and existing formulations through clinical trials; and
  Seek out potential long-term strategic partners or acquisitions to support the business.
  Production and Services

All manufacturing is outsourced to third parties who make the products to spec in GMP (good manufacturing practice) or HAACP compliant facilities. Products sold are certified by the National Animal Supplement Council ("NASC"). The Company received the NASC Seal after successfully passing a thorough quality audit and documentation review. As part of the certification, NASC ensures stringent ingredient qualification, quality production processes, adverse event reporting procedures, continuous product and data monitoring, and allowable product claims.

Specialized Skill and Knowledge

The global pet business is complex and requires a specialized knowledge of industry distribution channels, formula and product creation, and specific pet food manufacturing expertise. Darcy Bomford, our founder and President has more than years of pet industry experience.

Prior to founding True Leaf, Mr. Bomford was the founder and Chief Executive Officer of Darford International Inc. ("Darford") - whose common shares were formerly traded on the TSX Venture Exchange under the symbol "WUF". Darford was a manufacturer and marketer of branded and private label pet food products and built a name for itself as an innovative small-run baked treat supplier. Darford operated with two federally inspected and organically certified production plants in the United States and Canada and a specialized 'hard-baked' plant in Washington State.

Mr. Bomford has extensive expertise with professional manufacturing systems, including comprehensive third-party audited food safety systems, product development, marketing and sales within a highly regulated and competitive industry. Darcy is able to leverage his extensive contacts and experience in the North American and European pet products industry to expand sales and markets and to create unique formulations for the Company's pet product division.

Theteam also includes significant all-star talent from the pet and CPG industry with over 250 years of combined experience working at leading pet companies including Mars Petcare, IAMS, PetCo, Petcurean, and lululemon:

  Kerry Biggs, CFO (VP Treasurer, Lululemon);
  Kevin Cole, President TL Pet (VP Marketing, Mars Pet Care, Canada);
  Allen Fujimoto, SVP Supply Chain (Petco Supply Chain and Operations)
  Jodi Watson, Director (Petco, CMO);
  Bob Hanson, Malcom Elam, European Sales (Mars Petcare Europe);
  Patrick Westbrooke, Sales Director (CanAm Pet Products); and
  Brad Bytoff, Sales, USA West (Petcurean Pet Nutrition)

Competitive Conditions (Pet)

The cannabis-for-pets industry is a new industry that is growing very rapidly.  While this industry is subject to strict regulation, many competitors are manufacturing and selling pet products that are not fully legally compliant in their jurisdictions. As of the date of this Annual Report, CBD for pets is not legal in Canada and not fully approved by the Food & Drug Administration in the US.

The Company will face competition from the following sources:

(i) Illegal / "Grey" businesses:

There are illegal cannabis-for-pet companies operating in the grey and black markets that representcompetition and divert customers away from our current base. We believe that we can reduce the impact of competition from illegal businesses by focusing on education and the importance of our safe, legal and effective hemp-based products that follow strict quality and regulatory guidelines.

(ii) Licensed producers:

A few licensed producers in Canada have publicly declared their interest or launched early initiatives in the cannabis-for-pets space. These companies have larger operations and more financial resources than we do but are also trying to focus on multiple strategies in varying market channels. We believe that we can reduce the impact of competition from Licensed Producers by virtue of our focus as a cannabis-for-pets 'pure play'. We believe that our authentic brand, passionate team and market-focused product line will connect with pet owners and give us a distinct competitive advantage over the cannabis conglomerates.

Competitive Conditions (Cannabis)

The Company applied for "licensed producer status" under the ACMPR in Canada (now the Cannabis Act).  As of May 22, 2019, Health Canada had granted licenses under the ACMPR to a total of 179 producers ("Licensed Producers") of which 87 are fully authorized to produce and sell cannabis, 40 have a license restricted to the cultivation of medical cannabis, 4 have a license to only sell medical cannabis, 2 have a license just to label, test or package medical cannabis, 30 have a license only to produce cannabis oils, 11 are restricted to processing only, 52 analytical laboratories are licensed in Canada to conduct activities with cannabis, and 2 licenses are currently suspended. These licenses issued under the ACMPR are now deemed to be licenses under the Cannabis Act.

See below under the heading "Risk Factors - Competition" for further information.

New Products

See "Our Pet Products" above for information on our new products.

To support future product development, a Veterinary Advisory Board ("VAB") was formed and chaired by Dr. Katherine Kramer, an internationally recognized opinion leader in the area of cannabis-based healing for pets and currently the Medical Director at the VCA-Canada Vancouver Animal Wellness Hospital. Dr. Kramer has been practicing veterinary medicine for 17 years and is an advocate for the research and therapeutic use of cannabis for animals.

Dr. Kramer's role will include recruiting veterinarians from around the world to join the VAB and to support the Company's development of legal and safe medicinal cannabis products for pets.

On May 14, 2019, Dr. Conny Mosley joined the VAB. Dr. Mosley is a Director and Vice-President of the Canadian Association of Veterinary Cannabinoid Medicine ("CAVCM") and brings more than 20 years of experience in veterinary medicine. She currently leads the integrative pain management service at the VCA Canada 404 Veterinary Emergency and Referral Hospital in Newmarket, Ontario, which improves the quality of life for pets through perioperative, postoperative, acute and chronic pain management.

Dr. Mosley is a strong advocate for cannabis-based therapies for animals, and through her work at CAVCM, and with the Canadian Veterinary Medical Association ("CVMA"), is encouraging Health Canada to amend the Cannabis Act to permit the future classification of CBD as a Veterinary Health Product. This would allow the Company to market legal and quality-controlled CBD products for pets to market in Canada.

The VAB will be instrumental in:

  providing strategic direction and oversight on the new product pipeline;
  leading the design and execution of supportive trials for the existing hemp-seed based products;
  research and development of a future CBD product line focused on the vet market; and
  development of education programs for veterinarians and pet owners on the best use of cannabis products for pets.

Components

The Company provides our contract manufacturers with formulations and manufacturing specifications for each product.  Certain proprietary or active ingredients such as hempseed powder, hempseed oil chamomile, L-Theanine, green lipped mussel, etc. are purchased from suppliers vetted by TL Pet and shipped to the contract manufacturers. All of these components must meet spec and have GFSI certifications and/or NASC certification to qualify as a supplier to True Leaf.

The Company utilizes hemp processors in Canada, the US and Europe who are able to meet the same strict quality and quantity requirements at competitive prices. TL Pet's North American operations source hemp from Canadian and American processors. True Leaf Pet's European operations source all hemp from approved European hemp. The Company has entered into a long-term supply contract for its source of hemp leaf extract and is negotiating the same with its hempseed suppliers.

All of the current suppliers have the ability to scale to support the Company's growth in the future. Multiple alternative sources for a majority of the Company's raw ingredients have been developed in order to reduce overall supply chain risk.

Environmental Protection

There are no specific environmental requirements to our TL Pet business. TL Pet outsources its manufacturing process to third parties.

Regulatory Framework

Pet Food-Related Regulation - Canada

In Canada, the labeling and advertising of pet food is regulated by the Consumer Packaging and Labelling Act and the Competition Act, administered by Industry Canada. The Consumer Packaging and Labelling Act sets out certain criteria that are required to be included on pet food labels.

A guidance document was also developed by a working group of pet food manufacturers (members of the Pet Food Association of Canada), importers, representatives from the competition bureau and the government of Canada.  These label guidelines are now an accepted standard in the industry and include the following criteria at a minimum:

  a list of ingredients in descending order by percentage of weight;
  feeding instructions; and
  guaranteed analysis, being information on the minimum and maximum nutritional quantities. For example, the analysis will include the maximum or minimum percentage of protein, fat, fibre, and moisture as well as the nutritional adequacy or intended life stage for which the food is suitable. They also recommend that ingredients be listed and identified by their common name. When an ingredient or combination of ingredients makes up 90% or more of the total weight of all ingredients, these ingredients should also form a part of the product name. For example, if the product contains 90% or more beef, it may be called "my brand beef dog food".

The Canadian Food Inspection Agency ("CFIA") regulates pet food imports and related products to prevent animal diseases from being introduced in Canada.  The CFIA also provides verification and certification services for pet foods that are made in Canada that are intended for export around the world.  The CFIA will conduct inspections of the Canadian export manufacturing establishments to verify that the products, manufacturing facilities, and practices meet the importing country's market access requirements

In Canada, products that pass the Canadian Veterinary Medical Association ("CVMA") Pet Food Certification Program, which involves a feeding trial, carry a CVMA label on their packaging. Participation in the program is voluntary.

Pet Supplement Regulation - Canada

Products sold and marketed as 'pet supplements' in Canada are currently administered by the Canadian Veterinary Health Products ("VHP") Notification Program.

Health Canada allows for VHPs to obtain a notification number if certain conditions have been met, the significant ones being:

  The product is for use only in dogs, cats, or horses that are not intended for food;
  All ingredients are listed in and meet the conditions of admissible substances in the 'List of Substances' established by Health Canada;
  There is objective and credible evidence demonstrating that the product is safe and can support a reasonable expectation of effectiveness when the product is used as intended; and
  Product labeling information and any other information supplied to the users will match the information provided on the notification form (e.g. health claims) and comply with the conditions of admissible substances (e.g. contraindications, cautions and warnings).

The company is involved in the program and expects to obtain Notice of Compliance Numbers for all of our products by the end of the year through regulatory process.

Pet Food-Related Regulation - United States

In the United States, the Food and Drug Administration's ("FDA") Center for Veterinary Medicine regulates animal feed, including pet food, under the Federal Food, Drug and Cosmetic Act ("FFDCA")

and its implemented regulations. Although pet foods are not required to obtain premarket approval from the FDA, any substance that is added to or is expected to become a component of a pet food must be used in accordance with a food additive regulation unless it is generally recognized as safe ("GRAS") under the conditions of its intended use.

The labeling of pet foods is regulated by both the FDA and individual state regulatory authorities. FDA regulations require proper identification of the product, a net quantity statement, a statement of the name and place of business of the manufacturer or distributor and proper listing of all the ingredients in order of predominance by weight. The FDA also considers certain specific claims on pet food labels to be medical claims and therefore subject to prior review and approval by the FDA. In addition, the Food and Drug Administration Amendments Act of 2007 requires the FDA to establish ingredient standards and definitions for pet food, processing standards for pet food and updated labeling standards for pet food that include nutritional and ingredient information. The FDA is currently working to implement these requirements.

The FDA recently noted an increase in the number of dog and cat foods labeled as being intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease and noted that animal health may suffer when such products are not subject to pre-market FDA approval and are provided in the absence of a valid veterinarian-client-patient relationship. The FDA recently issued guidance containing a list of specific factors it will consider in determining whether to initiate enforcement action against products that satisfy the definitions of both an animal food and an animal drug, but which do not comply with the regulatory requirements applicable to animal drugs. These include, among other things, whether the product is only made available through or under the direction of a veterinarian and does not present a known safety risk when used as labeled. We believe that we market our products in compliance with the policy articulated in FDA's guidance and in other claim-specific guidance, but the FDA may disagree or may classify some of our products differently than we do and may impose more stringent regulations applicable to animal drugs, such as requirements for pre-market approval and compliance with GMPs for the manufacturing of pharmaceutical products.

Under Section 423 of the FFDCA, the FDA may require the recall of a pet food product if there is a reasonable probability that the product is adulterated or misbranded and the use of or exposure to the product will cause serious adverse health consequences or death. In addition, pet food manufacturers may voluntarily recall or withdraw their products from the market.

Most states also enforce their own labeling regulations, many of which are based on model definitions and guidelines developed by the Association of American Feed Control Officials ("AAFCO"). AAFCO is a voluntary, non-governmental membership association of local, state and federal agencies that are charged with regulation of the sale and distribution of animal feed, including pet foods. The degree of oversight of the implementation of these regulations varies by state, but typically includes a state review and approval of each product label as a condition of sale in that state.

Most states require that pet foods distributed in the state be registered or licensed with the appropriate state regulatory agency.

Facilities that manufacture, process, pack, or hold foods, including pet foods, intended for animal consumption in the United States, must register with the FDA and must renew their registration every two years. This includes most foreign and domestic facilities. Registration must occur before the facility begins its pet food manufacturing, processing, packing, or holding operations.

The Company is also subject to the Food Safety Modernization Act ("FSMA"). Under the FSMA, the FDA implemented the Current Good Manufacturing Practice, Hazard Analysis and Risk-Based Preventive Controls for Animal Food. All manufacturing facilities must comply with the Foreign Supplier Verification Program on or before July 2017.

Pet Supplement Regulation - United States

Some of the company's product line is marketed as dosage form supplements for animals, not classified as either feed or treats. According to the FDA, supplements for animals are not recognized as a class of products. Under the Federal Food, Drug, and Cosmetic Act, products marketed as dietary supplements for use in animals are classified as either foods or drugs, depending on their intended use.

In order to find a pathway to market for its supplement products, the company is a member and complies with the product guidelines of the National Animal Supplement Council ("NASC"). NASC was formed in 2001 when the animal health supplement industry was threatened to be shut down from a complicated and erratic regulatory environment under the AAFCO and FDA regulatory bodies.

NASC put together a framework under which companies could market and distribute products, as long as they were 'non-food' and didn't make nutritional claims or references anywhere on the label, website or promotional material. Product claims could only involve how the ingredients impacted the structure or function of the animal, 'joint support' or 'cardiovascular health' are common examples.

Since 2002, AAFCO, the FDA and the NASC have worked together and supported this product category, thus allowing the marketing and sale of animal supplements.

The company follows the NASC member requirements, including implementing standards for good manufacturing practices, participating in the NASC Adverse Event Reporting System and complying with all supplement labeling and claims guidelines. The Company maintains NASC membership and is audited every two years.

Cannabis for Medical Purposes - TL Cannabis

TL Cannabis was launched in July 2013 to become a licensed producer of medical cannabis for the Canadian market under Canada's (now repealed) ACMPR program administered by Health Canada. Pursuant to the Cannabis Act and Cannabis Regulations, TL Cannabis is required to submit an Evidence Site Package Attestation to Health Canada for its cannabis production facility. Subsequent to March 31, 2019, the Company submitted an Evidence Site Package to Health Canada in July 2019. The Company completed construction of its facility in March 2019 and anticipates receiving its license to cultivate cannabis in the Fall of 2019.

The Company's long-term business objectives for TL Cannabis are:

  With the Lumby facility now complete, seek final approvals to become a Licenced Producer of cannabis and be approved as a grower and seller of cannabis under the Cannabis Act in Canada;
  Assess the sale/lease of space within the Lumby facility, as well as offering value-added services, potentially supporting the micro-cultivator cannabis community;
  Assess the opportunity to assign capital towards research and development in order to build a base of intellectual property from proprietary formulations, cultivars, with a focus on unique pet product formulations and supplements; and
  Assess and explore opportunities to develop a base of wholesale supply contracts for the recreational or medicinal markets.

Products and Services

We plan to be a cultivation-focused Licensed Producer with a specific focus on premium cannabis flower. Premium cannabis flower is produced through a combination of high-quality genetics, facilities and standard operating procedures ("SOPs").

If we receive a license to grow and sell cannabis from Health Canada, we plan to create a variety of premium CBD strains and offerings to support the research and development of a full line of unique and proprietary CBD pet supplements and products. Currently, CBD products for pets are not approved or legal, however, our expectation is these pet product formulations will become a legal, mainstream offering for the pet market in the future. We expect to have a competitive advantage to market and sell our CBD line for pets given our strong branding and global distribution network already in place.

We expect that any cannabis grown and not used for our CBD pet products and supplements line will be sold to the wholesale market in Canada.

We also intend to assess the merits of creating space to sell and/or lease, as well as offer value-added services, to support micro-cultivators. The Cannabis Regulations allow micro-cultivator licenses to small companies and individuals that would permit them to grow and sell cannabis to other licensed producers, licensed retailers and storefront dispensaries. These changes by Health Canada have created opportunity not only for the large commercial growers but also for independent growers.

Specialized Skill and Knowledge

The primary specialized skill and knowledge requirement for success as a Licensed Producer of cannabis is with respect to cultivating and producing cannabis. We believe we have experienced personnel that can produce premium, high quality cannabis to support the creation of industry leading cannabis products for pets.

Health Canada, pursuant to the Cannabis Regulations, sets the standard required for cultivation and sale of medical cannabis. Our growers and quality assurance personnel will work to ensure a premium, consistent product is produced, meeting or exceeding Health Canada standards.

Competitive Conditions

We have applied for "licensed producer status" under the ACMPR and the Cannabis Act in Canada (now transitioning to the Cannabis Act). As of May 22, 2019, Health Canada had granted licenses under the ACMPR to a total of 179 Licensed Producers of which 87 are fully authorized to produce and sell cannabis, 40 have a license restricted to the cultivation of medical cannabis, four have a license just to sell medical cannabis, two have a license just to label, test or package medical cannabis and 30 have a license only to produce cannabis oils. 11 are restricted to processing only, 52 analytical laboratories are licensed in Canada to conduct activities with cannabis, and two licenses are currently suspended. A number of other entities have applications pending or will seek to obtain licensed producer status under the new Cannabis Act.

The differentiators of cannabis between competitors are expected to be price, quality (smell/taste/appearance), organic purity (zero additive, pesticide, mould treatment or anti-biological) and production process. The cost of growing an inexpensive strain (i.e. mass market) is identical to growing premium strains and the crop risks are identical (disease, pests and infrastructure failure). The majority of firms with listed product often overlap in strains and strengths (THC/CBD). We believe we will successfully compete with other Licensed Producers as our cannabis will be used to create unique, value added products to sell into the large, growing pet supplement market.

New Products

As of the date of this Annual Report, TL Cannabis does not offer any products for sale.

Components

As of the date of this Annual Report, TL Cannabis does not require any raw materials for its planned future product medicinal cannabis product offerings.

The Lumby Property

During the year ended March 31, 2019, the Company completed construction on the first phase of the property in Lumby B.C. of the cannabis cultivation facility, the True Leaf Campus.  As at March 31, 2019, construction costs incurred of CDN$7.5 million are capitalized and depreciation will commence when the facility is put to use.

The completed phase includes a two-storey, 18,000 square foot central hub for the initial grow area, laboratory services, whole-plant extraction, and the production of therapeutic cannabis products for pets.

The facility was designed to be scalable in more ways than simply adding grow space. In order to conserve capital expenditures while fully leveraging 40 acres of rare industrial zoned land, its modular design, phased approach, and flexible engineering of the central administration area allow True Leaf to expand easily for future phases and respond to the ever-changing cannabis market and regulations.

The True Leaf Campus was also designed to align with the Company's growing method, which focuses on producing a premium medicinal product. That philosophy is reflected in the will-thought-out interior and exterior build which includes the use of cutting-edge building materials that promote a sterile grow environment free of contaminants, including state-of-the-art air filtration, hospital grade finishes, and impermeable interior and exterior wall panels.

True Leaf continues to work through the Health Canada approval process to cultivate and produce cannabis for True Leaf products. Depending on Health Canada timelines, approval is anticipated in the Fall of 2019.

The True Leaf Campus will provide employment in Lumby, BC, a hard-hit logging community of 1,700 in the northeast of the Okanagan Valley. The facility sits on an industrially zoned 40-acre site owned by True Leaf with full local government support, so the Company is well-positioned to expand to meet future market demands.

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 Exterior Views of the True Leaf Campus

Regulatory Framework

Legal Developments

On November 27, 2017, the House of Commons passed the Cannabis Act and on June 21, 2018, the Government of Canada announced that the Cannabis Act received Royal Assent. The Cannabis Act came into force on October 17, 2018. On July 11, 2018, the Cannabis Regulations were released by the government and these regulations also came into force on October 17, 2018. The Cannabis Regulations, among other things, set forth the following:

  Licenses, Permits and Authorizations;
  Security Clearances;
  Cannabis Tracking System;
  Cannabis Products;
  Packaging and Labelling;
  Cannabis for Medical Purposes; and
  Drugs Containing Cannabis.

Licenses, Permits and Authorizations

The Cannabis Regulations establish six classes of licenses: (1) cultivation licenses; (2) processing licenses; (3) analytical testing licenses; (4) sales for medical purposes licenses; (5) research licenses; and (6) cannabis drug licenses. The Cannabis Regulations also create subclasses for cultivation licenses (standard cultivation, micro-cultivation and nursery) and processing licenses (standard processing and micro-processing). Different licenses and each sub-class therein, carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each license category and each sub-class.

The Cannabis Regulations provide that all licenses issued under the Cannabis Act are valid for a period of no more than five years and that no licensed activity may be conducted in a dwelling-house. The Cannabis Regulations also permit both outdoor and indoor cultivation of cannabis. On May 8, 2019 Health Canada announced that it would require new applicants for licenses to cultivate, process or sell cannabis for medical purposes to have a fully built site that meets all the requirements of the Cannabis Regulations at the time of their application, as well as satisfying other application criteria.  The implications of this regulatory change are significant as it will limit the number of new license applicants entering the market and reduce overall market competitiveness.

Generally, the Cannabis Act provides that licenses issued under the ACMPR that were in force immediately before the Cannabis Act coming into force on October 17, 2018 are deemed to be licenses issued under the corresponding provisions of the Cannabis Act for the applicable activity and any such licenses will continue in force so long as they are renewed and are not revoked or expired. For example, under the ACMPR authorizing the production of fresh or dried cannabis, or cannabis plants or seeds is deemed to be a cultivation license under the Cannabis Act, a licence under the ACMPR authorizing the production of cannabis oil or cannabis resins deemed to be a processing license under the Cannabis Act, and a license under the ACMPR authorizing sale of cannabis plants, seeds, fresh or dried cannabis or cannabis oil to medical users is deemed to be a license for sale for medical purposes, provided that the license holder meets certain requirements.

Similarly, the Cannabis Act generally provides that licenses pertaining to cannabis or its derivatives issued under the Narcotic Control Regulations that are in force immediately before the Cannabis Act came into force are deemed to be licenses issued under the corresponding provisions of the Cannabis Act and any such license continues in force until revoked or it expires. For example, a license issued under the NCR authorizing cultivation of cannabis for scientific purposes shall be a research license under the Cannabis Act.

Security Clearances

Under the Cannabis Regulations, certain people associated with cannabis licensees, including individuals occupying a "key position", directors, officers, large shareholders and individuals identified by the Minister of Health, must hold a valid security clearance issued by the Minister. This includes individuals that have direct control over a license holder, as well as the officers and directors of any corporation having direct control over a license holder (e.g., officers and directors of a parent corporation). The Cannabis Regulations provided a three-month grace period for current license holders to identify those individuals that require security clearances and to apply for such security clearances (i.e., until January 17, 2019). Security clearances issued under the ACMPR are considered to be security clearances for the purposes of the Cannabis Act and Cannabis Regulations.

Under the Cannabis Regulations, the Minister of Health may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with drug trafficking, corruption or violent offences. Individuals who have histories of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not precluded from participating in the legal cannabis industry, and the grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Cannabis Tracking System

Under the Cannabis Act, the Minister of Health is authorized to establish and maintain a national cannabis tracking system (the "Cannabis Tracking System"). The Cannabis Regulations provide the Minister of Health with the authority to make a ministerial order that would require certain persons named in such order to report specific information about their authorized activities with cannabis, in the form and manner specified by the Minister.

The Ministerial Order regarding the Cannabis Tracking System was published in the Canada Gazette, Part II, on September 5th, 2018 and came into effect on October 17, 2018. The purpose of this system is to track the flow of cannabis throughout the supply chain as a means of preventing the illegal inversion and diversion of cannabis into and out of the regulated system. Under the Cannabis Tracking System, a holder of a licence for cultivation, licence for processing, or a licence for sale for medical purposes is required to submit monthly reports to Health Canada. The first monthly reports from licence holders and provinces and territories under the Cannabis Tracking System were due no later than November 15, 2018.

Cannabis Products

The Cannabis Regulations permit the sale to the public of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in such forms as "pre-rolled" and in capsules. The THC content or and size of certain cannabis products is limited by the Cannabis Regulations. The sale of edible cannabis products and concentrates (such as hashish, wax and vaping products) are currently prohibited but are expected to be permitted within one year following the Cannabis Act coming into force.

Packaging and Labelling

The Cannabis Regulations set out requirements pertaining to the packaging and labelling of cannabis products. Such requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis. All cannabis products are required to be packaged in a manner that is tamper-proof and child-resistant in accordance with the Cannabis Regulations.

Health Canada is proposing strict limits on the use of colours, graphics, and other special characteristics of packaging.  Cannabis package labels must include specific information, such as: (i) product source information, including the class of cannabis and the name, phone number and email of the cultivator; (ii) a mandatory health warning, rotating between Health Canada's list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content.

A cannabis product's brand name may only be displayed once on the principal display panel or, if there are separate principal display panels for English and French, only once on each principal display panel. It can be in any font style and any size, so long as it is equal to or smaller than the health-warning message. The font must not be in metallic or fluorescent colour. In addition to the brand name, only one other brand element can be displayed.

The Cannabis Regulations provide a six-month transitional period to allow licensed holders under the ACMPRs to sell cannabis products labelled in accordance with the ACMPRs.

Advertising

The Cannabis Act provides for prohibitions regarding the promotion of cannabis products. Subject to a few exceptions, all promotion of cannabis products is prohibited unless authorized by the Cannabis Act. The prohibitions apply to anyone who may be involved in promotion cannabis, cannabis accessories and services related to cannabis, including: (1) persons who produce, sell or distribute cannabis; (2) persons who sell or distribute cannabis accessories; (3) persons who provide cannabis-related services; or (4) media organizations.

Limited promotion of cannabis, cannabis accessories and cannabis-related services is permitted under the Cannabis Act in specific circumstances including (1) informational promotion or brand-preference promotion; (2) point of sale; and (3) brand elements on things that are not cannabis or a cannabis accessory subject to restrictions.

Cannabis for Medical Purposes

On October 17, 2018, the medical cannabis regime under the ACMPRs was repealed and substantively reinstituted into the Cannabis Regulations under the Cannabis Act. As a result, the medical cannabis regulatory framework under the Cannabis Act and the Cannabis Regulations will remain substantively the same as previously existing under the Controlled Drugs and Substances Act and the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system (see Part 14 of the Cannabis Regulations entitled "Access to Cannabis for Medical Purposes"). The sale of medical cannabis will remain federally regulated, and in each case, sales can only be made by an entity that holds a licence to sell under the Cannabis Regulations to clients that have a medical document and that have registered with the licensed entity. Just as with the previous medical cannabis regime under the ACMPRs, under the Cannabis Regulations, clients (patients) will need to obtain a medical document (a document similar to a prescription) from their doctor and then register as a client with a cannabis company that has a licence to sell for medical purposes (the registration is only good for up to a year).

Provincial Regulatory Framework

While the Cannabis Act provides for the regulation of the commercial production of cannabis for recreational purposes and related matters by the federal government, the Cannabis Act proposes that affords the provinces and territories of Canada with the authority to regulate other aspects of cannabis for recreational purposes (similar to what is currently the case for liquor and tobacco products) such as sale and distribution, minimum age requirements that are greater than the minimum of 18 included in the Cannabis Act, places where cannabis can be consumed, and a range of other matters.

With respect to sale and distribution, there are essentially three general frameworks that the provinces and territories have implemented: (i) privately operated cannabis retailers licensed by the province; (ii) government run retail stores; or (iii) a combination of both frameworks (e.g. allowing for privately-operated and government-operated brick and mortar retail stores, while online retail stores, in most jurisdictions, are operated by the applicable provincial or territorial government).  Regardless of the framework, the recreational cannabis market will ultimately be supplied by federally licensed cultivators and processors. Most jurisdictions have implemented a government-run wholesale model. Brick and mortar retail stores are required to obtain their cannabis products from the wholesalers, while the wholesalers, in turn, acquire the cannabis products from the federally licensed cultivators and processors.

General

Intangible Properties

The ownership and protection of our intellectual property is integral to our future success. Currently, we protect our intangible assets through trade secrets, technical know-how and proprietary information (the "Intellectual Property"). We protect our Intellectual Property by seeking and obtaining registered trademark protection where possible, developing and implementing standard operating procedures and entering into non-disclosure agreements with parties that have access to our Intellectual Property to protect our confidentiality and ownership of its Intellectual Property. We also seek to preserve the integrity and confidentiality of our Intellectual Property by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Employees

We have seventeen (17) employees and have engaged four (4) consultants.

Foreign Operations

Our TL Pet division sells a range of pet treats in Europe and operates there under True Leaf Pet Europe LLC Sarl, a Luxembourg corporation.

Lending

The Company does not lend funds as part of its regular operations.

Warrant Repricing

On December 24, 2018, the Company approved the repricing of 2,354,254 warrants expiring on May 29, 2019, and 3,025,983 warrants expiring on June 12, 2019. The exercise price changed from CDN$0.45 per share to CDN$0.355, bringing it in line with the closing market price per share as at December 21, 2018.  On February 5, 2019, warrant holders holding 3,223,227 of the Company's warrants expiring on May 29, 2019 and June 12, 2019, consented to and agreed with the repricing of the exercise price of their warrants from CDN$0.45 per share to CDN$0.355 per share.  The total number of warrants exercised in the repricing was 2,575,895 at CDN$0.355 per share.  The total proceeds received by the Company from the warrant repricing was CDN$914,442.73.

Lind Financing

On February 21, 2019, the Company raised CDN$4.5 million from the Lind Partners, a New York fund manager. The CDN$4.5 million investment was in the form of a convertible security with a maturity date of 24 month and a fixed conversion price of CDN$0.40. The CDN$5.4 million face value of the convertible security is comprised of a principal amount of CDN$4.5 million and interest of CDN$900,000. The Company is required to repay the principal amount in 18 equal monthly payments, starting six months after the deal's closing. The repayment amount will be reduced in any month, by an amount converted by Lind Partners in the Company's common shares. The investor will also receive 5.625 million warrants of the Company, with each warrant entitling the investor to purchase one common share at an exercise price of CDN$0.5089. The warrants expire 36 months from their date of issue in most cases. Under the Convertible Funding Agreement, the Company and the Lind Partners may reach an agreement for Lind to advance up to an additional CDN$6 million in gross proceeds in exchange for a second convertible security on the same terms and conditions.

Bankruptcy and Similar Procedures

There have been no bankruptcy, receivership or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership or similar proceedings by the Company or any of its subsidiaries, within the three most recently completed financial years or during or proposed for the current financial year.

Material Reorganizations

We have not completed any material reorganizations within the three most recently completed financial years and do not have any material reorganizations planned during the current financial year.

Social or Environmental Policies

Construction of the Company's cannabis production facility in Lumby, BC is in compliance with all applicable environmental requirements.

Risk Factors

General Business Risks

The existence of material uncertainties raises substantial doubt on our ability to continue as a going concern.

Our continued operations are dependent on our ability to generate future cash flows from operations and obtain additional funding through external financing to deliver on its business plan. There is a risk that financing will not be available on a timely basis or on terms acceptable to us. If the Company is unable to raise the necessary resources and generate sufficient cash flows to meet obligations as they come due, the Company may, at some point, be required to reduce its operations.

Our success depends in part on our ability to attract and retain senior management and key skilled professionals which we may or may not be able to do. Our failure to do so could prevent us from achieving our goals or becoming profitable.

Our success is dependent on the ability of our directors and officers to develop our business and manage our operations. It is also dependent on our ability to attract and retain key quality assurance, scientific, sales, public relations, and marketing staff. The loss of any key person or the inability to find and retain new key persons could have a material adverse effect on our business. Competition for sales and marketing staff as well as officers and directors - can be intense.  While competitive compensation packages are provided as a primary method of retaining the services of key individuals, no assurance can be provided that we will be able to attract or retain key personnel in the future. This may adversely impact our operations.

We will need a significant amount of capital to execute our business plan. Unless we are able to raise sufficient funds, we may be forced to discontinue our operations.

We are in the development stage and will likely operate at a loss until our business becomes established. We will require additional financing in order to fund future operations. Our ability to secure any required financing in order to commence and sustain our operations will depend, in part, upon prevailing capital market conditions, as well as our business success. There can be no assurance that we will be successful in our efforts to secure any additional financing or additional financing on terms satisfactory to our management. If additional financing is raised by issuing common shares, control may change and shareholders may suffer additional dilution. If adequate funds are not available or they are unavailable on acceptable terms, we may be required to scale back our business plan or cease operating.

We have a limited operating history, and accordingly, we are subject to many of the risks of early stage enterprises.

We have earned revenues from TL Pet and TL Europe since they began operations in 2015 and 2016 respectively; however, these two operations have not yet achieved profitability.

TL Cannabis was launched in July 2013 to become a licensed producer of medicinal cannabis for the Canadian market under the ACMPR program administered by Health Canada. Construction of TL Cannabis' cannabis production facility was completed in March 2019 with the occupancy permit being granted.  TL Cannabis is an applicant for cultivation, processing and medicinal sales licenses with Health Canada.  The application for a cultivation license is in its final stage and an Evidence Site Package Attestation was submitted to Health Canada in July of 2019.  Moving forward, TL Cannabis will be complying with the licensing requirements pursuant to the Cannabis Act and Cannabis Regulations. TL Cannabis continues to work diligently to comply with all of the requirements of Health Canada in order to be successful at receiving a license to sell cannabis under the Cannabis Act. There is no guarantee that the Company will receive a license to produce cannabis under these new regulations. The Company is exploring alternative business models for TL Cannabis in the event that it is unsuccessful in obtaining its license.

The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that our future operations will result in profitability. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease our operations. There is no assurance that we will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations.

We have a history of operating losses.

We have a history of net losses, may incur significant net losses in the future and may not achieve or maintain profitability. We have incurred losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, we expect to continue to increase operating expenses as we implement initiatives to continue to grow our business and deliver on our business plan.

If our revenues do not increase to offset these expected increases in costs and operating expenses, we will not be profitable. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

Risks Related to Our Common Shares

If we issue additional common shares, shareholders may experience further dilution in their ownership of us.

We are authorized to issue an unlimited number of common shares without par value. We have the right to raise additional capital or incur borrowings from third parties to finance our business. Our board of directors has the authority, without the consent of any of our shareholders, to cause us to issue more common shares. Consequently, shareholders may experience more dilution in their ownership of us in the future. Our board of directors and majority shareholders have the power to amend our constating documents in order to affect forward and reverse stock splits, and recapitalizations of the company. The issuance of additional common shares by us would dilute all existing shareholders' ownership in us.

We cannot assure that we will ever pay dividends.

We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increase our capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase our common shares. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common shares, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

We are controlled by our principal shareholder, Darcy Bomford, whose interests may differ from those of the other shareholders.

Mr. Darcy Bomford is our CEO, founder, principal shareholder and a director of the Company. As of the date of this Annual Report he owns directly and indirectly a total of 23,879,649 common shares or 23.89% of the total issued and outstanding common shares of our company.

Mr. Bomford, as our principal shareholder, is able to exercise significant control over all matters requiring shareholder approval including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common shares. This concentration of ownership may not be in the best interests of all of our shareholders.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our articles provide that we will indemnify our directors and officers in each case to the fullest extent permitted by the Business Corporations Act (British Columbia) (the "BCA"). We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever. This includes any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend against any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement.

Risks Related to the Trading of Our Common Shares

Future sales of our common shares, or the perception that such sales may occur could depress our common share price.

Our notice of articles authorizes us to issue up to an unlimited number of common shares. In the future, we may issue additional common shares or other securities if we need to raise additional capital. The number of new common shares issued in connection with raising additional capital could constitute a material portion of those current outstanding common shares. Any future sales of our common shares, or the perception that such sales may occur, could negatively impact the price of our common shares.

Our common shares are thinly traded and you may be unable to sell at or near asking price, or at all.

We do not have a liquid market for our common shares, and we cannot predict the extent to which an active public market for trading our common shares will be achieved or sustained. We can be thinly traded given we are a small company that is relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community who generate or influence sales volume. Even if we came to the attention of such persons, those persons tend to be risk-averse and may be reluctant to follow, purchase, or recommend the purchase of shares of an unproven company such as ours until such time as we become more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

The market price for our common shares may be volatile, which may result in a decline in value of your investment.

The trading price of our common shares has been and may continue to be volatile. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common shares in spite of our operating performance. In addition, our results of operations could fail to meet the expectations of investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet our projected operational milestones, litigation and government investigations. Other factors which may affect the value of our common shares include: changes or proposed changes in laws, new regulations, or differing interpretations or enforcement of the law, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry or individual scandals. All of these events could result in a decrease of the market price of our common shares and as a result, you may be unable to resell your common shares at or above the price you acquired our securities.

Risks Relating to Our Pet Business

We are subject to significant risks associated with introducing new products including the risk that our new product developments will not produce sufficient sales to recoup our investment.

Our pet support supplements and chews include ingredients not traditionally found in such products. Our success will depend on our ability to build a following for our products. We cannot assure you that we will be successful in achieving market acceptance of our products. Our failure to successfully market and build a customer base for our products could harm our ability to grow our business and could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to successfully implement our growth strategy on a timely basis or at all.

Our future success depends, in large part, on our ability to implement our growth strategy, including expanding distribution in Canada, United States,  Europe and Asia, and generating sales in other key markets such as South Africa, Australia and New Zealand, attracting new consumers to our brand, introducing new products and product line extensions, and expanding into new markets. Our ability to implement this growth strategy depends, among other things, on our ability to:

  enter into distribution and other strategic arrangements with retailers and other potential distributors of our products;
  expand and maintain brand loyalty;
  effectively compete with specialty pet products;
  secure shelf space in stores;
  increase our brand recognition by effectively implementing our marketing strategy and advertising initiatives;
  develop new products and product line extensions that appeal to consumers;
  maintain sources for the required supply of quality raw ingredients to meet our growing demand; and
  identify and successfully enter and market our products in new geographic markets and market segments.

If we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful, our business, financial condition and results of operations may be materially adversely affected.

We rely on co-packers to provide our supply of pet supplement and treat products. Any failure by co-packers to fulfill their obligations or any termination or renegotiation of our co-packing agreements could adversely affect our results of operations.

We have supply agreements with co-packers that require them to provide us with specific finished products. We rely on co-packers as our sole-source for our products. The failure for any reason of a co-packer to fulfill its obligations under the applicable agreements with us or the termination or renegotiation of any such co-packing agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy, or other business disruptions which could disrupt our supply of finished goods. We may also be required to incur additional expenses from the need to provide financial accommodations to the co-packer or taking other steps to minimize or avoid supply disruption, such as establishing a new co-packing arrangement with another provider. During an economic downturn, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. We mitigate this risk by working with co-packers who have an established track record. In the event we need to hire a new co-packer, the new co-packing arrangement may not be available on terms as favorable to us as the existing co-packing arrangement, if at all.

If we do not manage our supply chain effectively, including inventory levels, our business, financial condition and results of operations may be adversely affected.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease. We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsalable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase, and our profit margins could decrease.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We use third-party transportation providers for our product shipments. We rely on a number of different providers for our shipments based on cost efficiency and availability at the time of shipping. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Risks include higher costs as a result of increases in fuel prices, potential employee strikes, inclement weather or other factors which could delay or cancel the transportation of our products. In the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use which, in turn, would increase our costs and thereby adversely affect our business, financial condition, and results of operations.

We may face difficulties as we expand into countries in which we have no prior operating experience.

We have recently launched sales of our products in the United States, Europe, Asia, South Africa, Australia and New Zealand. We intend to continue to expand in and into countries in which we have no prior operating experience. From time to time, we expect to encounter economic, political, regulatory, personnel, technological, and language barriers and other risks that may increase our expenses or delay our ability to become profitable in such countries. These risks include:

  the risk that we must spend significant amounts of time and money to build brand recognition without certainty that we will be successful;
  currency fluctuations;
  enforcing agreements and collecting receivables through some foreign legal systems;
  potentially longer payment cycles and greater difficulty in collecting accounts;
  changes in local tax laws, and tax rates that may exceed those of the United States or Canada;
  changes in economic conditions, consumer preferences, or demand for our products in these foreign markets;
  the credit risk of local customers and distributors;
  differences in culture and trends in foreign countries with respect to pets and pet care;
  government regulations that would have a direct or indirect adverse impact on our business and market opportunities, including nationalization of private enterprise; and
  our expansion into new countries may require significant resources and the efforts and attention of our management and other personnel, which could divert resources from our existing business operations.

As we expand globally, our success will depend on our ability to anticipate and effectively manage these and other risks associated with our foreign operations. We mitigate this risk through the use of local, on-ground employees and contractors.

Competition in the markets in which we operate, including internet-based competition, is strong. If we are unable to compete effectively, our ability to generate sales may suffer and our operating income and net income could decline.

We are one of many companies in the consumable pet products market competing for a significant market share. Our competition in the healthy feeding systems and healthy consumable products markets are both domestic and foreign companies, many of whom manufacture their products in low cost areas such as India, East Asia, Southeast Asia, and Mexico. Many of these companies also have more brand awareness. We are still building our market presence. Any reputation that we may successfully gain with retailers for quality products does not necessarily translate into name recognition or increased market share with the end consumer.

We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies who may have greater financial resources and larger customer bases than we have. As a result, these competitors may be able to identify and adapt to changes in consumer preferences more rapidly than we can due to their larger resource base and scale. They may also be more successful in marketing and selling their products, better able to increase prices to reflect cost pressures, and more capable in increasing their promotional activity, which may impact us and the entire pet food industry.

We also compete with other smaller niche market companies focused on the same area of the consumable pet food markets we have entered. These companies may be more innovative and/or able to bring products to market faster and move more quickly to exploit and serve niche markets than we are. If these competitive pressures cause our products to lose or unable to gain market share, our business, financial conditions and results of operations may be materially adversely affected.

The loss of any of our key suppliers or distribution arrangements with key vendors would negatively impact our business.

We purchase significant amounts of products from vendors with differing supply capabilities. There can be no assurance that the vendors who currently supply us with the ingredients necessary to create our pet products will be able to accommodate the anticipated growth and expansion of our locations and e-commerce. An inability of our existing vendors to provide products in a timely or cost-effective manner may impair our business, financial condition and results of operations.

We maintain no long-term supply contracts with any of our distributors. As a consequence, any distributor may discontinue selling our pet products at any time which would result in the inability to sell our products in certain retail locations. The loss of any of our vendors would, therefore, have a negative impact on our business and financial condition.

If we are unable to identify or enter into supply or distribution relationships with new vendors or to replace the loss of any of our existing vendors, we may experience a competitive disadvantage, our business may be disrupted, and our results of operations may be adversely affected. We are working to expand our online presence to mitigate the risk of any such losses.

We may be exposed to significant product liability claims which our insurance may not cover, and which could harm our reputation.

In the ordinary course of our business, we may be named as a defendant in lawsuits involving product liability claims. In any such proceeding, plaintiffs may seek to recover large and sometimes unspecified amounts of damages and the matters may remain unresolved for several years. Any such matters could have a material adverse effect on our business, results of operations and financial condition if we are unable to successfully defend against or settle these matters or if our insurance coverage is insufficient to satisfy any judgments against us or settlements relating to these matters. Although we have product liability insurance coverage and an excess umbrella policy, our insurance policies may not provide coverage for certain claims against us or may not be sufficient to cover all possible liabilities. Additionally, we do not maintain product recall insurance. We may not be able to maintain such insurance on acceptable terms, if at all, in the future. Moreover, any adverse publicity arising from claims made against us, even if the claims are not successful, could adversely affect the reputation and sales of our products. In particular, product recalls or product liability claims challenging the safety of our products may result in a decline in sales for a particular product and could damage the reputation or the value of the related brand. This could be true even if the claims themselves are ultimately settled for immaterial amounts. This type of adverse publicity could occur, and product liability claims could be made in the future.

We face various risks as an ecommerce retailer and, if we do not manage these risks effectively, our ability to generate sales may suffer and our operating income and net income may decline.

Although ecommerce represents a growing segment of the pet industry, ecommerce operations are still in the early stages of development. We may require additional capital in the future to sustain or grow our ecommerce business. Business risks related to our ecommerce business include our ability to keep pace with rapid technological change, failure in our security procedures and operational controls, failure or inadequacy in our systems or ability to process customer orders, government regulation and legal uncertainties with respect to ecommerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, it could have an adverse effect on our business.

Increased transactions through our website may result in a reduction in sales at store locations that sell our products. There is a risk that vendors who sell our products may decide to discontinue the sale of our products due to a reduction in sales. If vendors decide to discontinue the sale of our products, this could reduce our exposure to new or potential customers, therefore having an adverse effect on our business.

In addition, we face competition from established companies who sell their products online and have a large customer base. A failure to positively differentiate our product and service offerings from other Internet retailers could have a materially adverse effect on our business, results of operations, or financial condition.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our products and services could be harmed significantly.

We rely on trade secrets, know-how and other proprietary information in operating our business. If this information is not adequately protected, then it may be disclosed or used in an unauthorized manner. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in our favor. The risk that other parties may breach confidentiality agreements or that our trade secrets may become known or independently discovered by competitors could harm us by enabling our competitors, who may have greater experience and financial resources, to copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies. The disclosure of our trade secrets would impair our competitive position, thereby weakening demand for our products or services and harming our ability to maintain or increase our customer base.

Risks Relating to Our Proposed Cannabis for Medical Purposes Business

We have not commenced operations and are currently seeking to lay the foundation to commence our business.

We have not received a cannabis cultivation license from Health Canada and there can be no assurance that we will receive such a license. Until we receive a cultivaton license, we cannot begin the cultivation, sale and distribution of cannabis for medical purposes.  It is currently not known when or if we will be granted a cultivation license. The key milestones to obtaining a cultivation license include filing an application, receiving a pre-licensing approval notice, completion of the upgrades as per the application, approval to produce upon inspection of the facility, and approval to distribute and sell the product.

We are subject to all of the business risks and uncertainties associated with any new business enterprise, including the risks that we will be unable to acquire the necessary cultivation license, successfully produce the product, or establish a market for our product. There can be no assurance that consumer demand for our product will be as anticipated, or that we will become profitable. As a result, an investment in our common shares involves a high degree of risk and should only be acquired if you can afford to lose your entire investment.

Our proposed cannabis business is subject to significant regulation by the Canadian Federal Government. There is no assurance that we will be granted licensed producer status by Health Canada. Any continued delay or failure in obtaining such status would materially and adversely affect our operations.

The success of our subsidiary, TL Cannabis, depends heavily on acquiring a cultivation license from Health Canada so that it can grow, store and distribute cannabis for medical purposes in Canada. There is no assurance that we will be approved by Health Canada or will be granted licensed producer status. Should we be unable to obtain all required licenses, or if the regulations in Canada continue to change, our proposed cannabis production business would not be able to operate or there could be a significant cost to change our operations to remain compliant with the laws and regulations.

Once a cultivation license is obtained, any failure to comply with the terms of the cultivation license, or any failure to renew the cultivation license after its expiry date would have a materially adverse impact on the financial condition and operations of our business.

Our operations are subject to regulations promulgated by government regulatory agencies from time to time. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. However, there can be no guarantee that we will be able to obtain and maintain, at all times, all necessary licenses and permits required to carry out our business.

There are many regulations and governmental agencies that regulate the cannabis for medical purposes industry and there will likely be increased and/or changing regulations as the industry becomes more mainstream with more participants.

Our proposed cannabis production operations are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of cannabis for medical purposes but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. While, to the knowledge of management, we are currently in compliance with all such laws, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

There are sales risks associated with the cannabis and cannabis for medical purposes industries because cannabis is subject to regulation under the Cannabis Act.

The Cannabis Act provides for prohibitions regarding the promotion of cannabis products. Subject to a few exceptions, all promotion of cannabis products is prohibited unless authorized by the Cannabis Act. The prohibitions apply to anyone who may be involved in promotion cannabis accessories and services related to cannabis, including: (1) persons who produce, sell or distribute cannabis; (2) persons who sell or distribute cannabis accessories; (3) persons who provide cannabis-related services; or (4) media organizations. Limited promotion of cannabis, cannabis accessories and cannabis-related services is permitted under the Cannabis Act in specific circumstances including (1) informational promotion or brand-preference promotion; (2) point of sale; and (3) brand elements on things that are not cannabis or a cannabis accessory subject to the restrictions as described in greater detail in the section "Legal Developments - Advertising". If we are unable to properly conduct sales in a regulated environment or target the appropriate audiences for our cannabis for medical purposes, our results of operations and business prospects could be substantially impaired.

We may not be able to use the facilities as planned and will, therefore, not be able to commence operations on the timetable or the scale that we have planned.

To date, our proposed cannabis production activities and resources have been primarily focused on our facility in Lumby, BC and we will continue to be focused on this facility for the foreseeable future. Adverse changes or developments affecting the facility, including but not limited to a breach of security, could have a material and adverse effect on our business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada, could also have an impact on our ability to continue to operate under any license we may receive.

We may not acquire market share or achieve profits due to competition in the medical cannabis for medical purposes industry.

We will face intense competition from other companies, some of which can be expected to have longer operating histories, more financial resources, and greater manufacturing and marketing experience than us. Increased competition by larger and better-financed competitors could materially and adversely affect our business, financial condition, and results of operations.

Because of the early stage of the industry in which we plan to operate, we expect to face additional competition from new entrants. If the number of users of cannabis for medical purposes in Canada increases, the demand for products will increase, and we expect that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, we will require a continued high level of investment in research and development, marketing, sales, and client support. We may not have sufficient resources to maintain research and development, marketing, sales, and client support efforts on a competitive basis which could materially and adversely affect our proposed cannabis production business, financial condition and results of operations.

Legal Proceedings and Regulatory Actions

Legal Proceedings

To the best of our knowledge, there have been no legal proceedings the Company is or was a party to, or that any of our property is or was the subject of, during the Company's financial year, or any such legal proceedings your company knows to be contemplated.

Regulatory Actions

To the best of our knowledge, there have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year, any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, or any settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the financial year.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion & Analysis (this "MD&A") has been prepared by management and should be read in conjunction with the annual consolidated financial statements of the Company together with the related notes thereto for the year ended March 31, 2018. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). All amounts are stated in Canadian dollars unless otherwise indicated.

Forward Looking Statements

This MD&A contains certain statements related to industry scope and state, production, revenue, expenses, plans, development schedules and similar items that represent forward-looking statements. Such statements are based on assumptions and estimates related to future economic and market conditions. Such statements include declarations regarding management's intent, belief or current expectations. Certain statements contained herein may contain words such as "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts but are forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties; actual results may differ materially from those indicated by such forward-looking statements. Some of the important factors, but certainly not all, that could cause actual results to differ materially from those indicated by such forward-looking statements are: (i) that the information is of a preliminary nature and may be subject to further adjustment, (ii) the possible unavailability of financing, (iii) start-up risks, (iv) general operating risks, (v) dependence on third parties, (vi) changes in government regulation, (vii) the effects of competition, (viii) dependence on senior management, (ix) impact of Canadian economic conditions, and (x) fluctuations in currency exchange rates and interest rates.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the annual consolidated financial statements of the Company together with the related notes thereto for the year ended March 31, 2018 in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Results of Operations

Selected Annual Financial Information

The following table presents selected financial information for the most recent three annual periods:

	Year Ended March 31
Description	2018	2017	2016
Revenues	$2,311,036	$1,400,511	$368,536
Loss and comprehensive loss for the year	$(5,509,148)	$(3,967,936)	$(1,039,320)
Loss per share - basic	$(0.06)	$(0.05)	$(0.03)
Total assets	$17,346,915	$16,300,731	$771,623
Total non-current liabilities	$1,808,056	$-	$63,169

All of the Company's revenues from inception to date are from the sale of its hemp-based products for pets, mostly in North America and Europe.  Revenue growth was primarily fueled by True Leaf expanding the commercial reach of its True Leaf Pet division into new geographies both in-store and online. True HempTM dog chews, dental sticks and supplement oils are now sold in more than 3,500 stores worldwide and online on Amazon.

Revenue is recorded net of customer discounts, promotional allowances, allowance for customer returns, and includes freight collected in connection with online sales. The Company's cost of sales includes inventory, product-related costs and costs to ship products to customers. Cost of sales may include different costs compared to other manufacturing and distribution companies.

The Company has a group of distributors that provide access to thousands of third-party pet specialty stores.  The Company continues to experience net losses as a result of its investment in selling and marketing costs to expand its store count presence and product line with these pet specialty stores in the areas served.  The asset base has grown as a result of the construction of the True Leaf Campus cannabis building in Lumby.  Non-current liabilities have increased as a result of the new convertible note payable issued in February 2019

Quarterly Results of Operations

The following table presents selected financial information for the most recent eight quarters:

	Three months ended
Description	March 31, 2019	Dec 31, 2018	Sept 30, 2018	June 30, 2018	Mar 31, 2018*	Dec 31, 2017*	Sept 30, 2017 *	June 30, 2017*
	$	$	$	$	$	$	$	$
Revenues	595,261	652,370	572,071	491,334	386,733	265,555	458,729	289,494
Total operating expenditures	(2,406,733)	(1,629,025)	(1,569,262)	(1,220,258)	(2,201,461)	(649,073)	(650,722)	(1,308,599)
Loss and comprehensive loss for period	(1,968,923)	(1,312,089)	(1,330,927)	(897,209)	(1,839,674)	(541,041)	(416,330)	(1,170,891)
Basic and diluted Loss per share	(0.03)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)

* Certain comparative figures for the quarters in the year ended March 31, 2018 were reclassified in the consolidated financial statements for the year ended March 31, 2018 and the quarterly figures above reflect those reclassifications.

Twelve-months ended March 31, 2019 and twelve-months ended March 31, 2018

The Company's revenue for the twelve-months ended March 31, 2019 came from TL Pet and was $2,311,036 - the Company's highest annual revenue to date and an increase of 65% from the prior year's revenue of $1,400,511.  The growth in store count has driven the increase in revenues year over year in North America.  The increase in investment in sales and marketing talent, and other key infrastructure has resulted in growing operating expenditures and higher losses each quarter.

The Company's European operations contributed $412,551 of the total revenue for this annual period versus $166,320 the prior year, an increase of 148%.  The growth in Europe is also driven by increased store penetration in current markets as well a geographic expansion and store growth in new countries within Europe.

Hiring experienced sales personnel to provide aggressive sales and marketing supported the growth in revenue for the North American and European markets.  Revenues have been increasing steadily since TL Pet began operations in early 2016 with a small sales team.  The Company will continue to expand the sales and marketing team to ensure continued revenue growth driven by new stores carrying the TL Pet products, higher volume of product sales at current stores, and new product offerings.

The Company incurred a net loss of $5,509,148 for the twelve-month period ended March 31, 2019 (2018 - $3,967,936).   Revenue from the Company's pet business continues to grow, although not yet sufficient to fully fund the Company's operating expenditures.  Operating expenditures consist primarily of: selling and marketing, administrative and office, research and development and share-based compensation expenses.

Total operating expenditures of $6,825,278 for the twelve-months ended March 31, 2019 were higher than the same period in the prior year, driven by higher selling and marketing, and office and administration, offset by lower share-based compensation.  For the twelve-months ended March 31, 2019, selling and marketing expenses were $2,164,057 (2018 - $760,117), administrative expenses were $3,232,156 (2018 - $1,882,495), and share-based compensation was $998,387 (2018 - $1,836,441).  The total operating expenses of $6,825,278 were split amongst each business unit with True Leaf brands contributing $3,449,732, TL Cannabis contributing $531,875 and TL Pet (including Europe) contributing $2,790,649 overall.

Operating expenditures increased in both the three-month period ending March 31, 2019 and the three-month period ending March 31, 2018.  The larger than normal increase in the three-month period ending March 31, 2019 was due to higher compensation expense from share option grants to executives and consultants.  The larger than normal increase in the three-month period ending March 31, 2018 was a result of legal and transaction costs for the Regulation A+ listing that closed in January of 2018.

Selling and marketing expenses include salaries, commissions, travel costs and promotional activities in connection with the sale of pet products and raising awareness of the True Leaf brand to consumers and investors.

The increase in selling and marketing expenses of $1,403,940 for the year ended March 31, 2019 compared to the year ended 2018 is consistent with the Company's objective of growing revenue for its pet treat and supplements and increasing the brand awareness of the True Leaf name as a global leader in the cannabis for pets market. The increase in selling costs is primarily due to salaries and travel costs of a larger, dedicated sales team working to win new customers as well as attend trade shows in North America and

Europe to build awareness for the Company's products. The benefit of this investment is reflected in the Company's revenue growth and increase in store count from approximately 1,800 at March 31, 2018 to approximately 3,500 at March 31, 2019. A portion of the increase in marketing expenses for the period relates to fees paid to a branding and market positioning expert to enhance the Company's global cannabis for pets brand.

Administrative and office expenses of $3,232,156 for the year ended March 31, 2019 increased $1,349,661 (2018 - $1,882,495), mainly due to higher wages related to the hiring of additional employees and contractors, insurance costs and property taxes as a result of the ownership of the Lumby land and cannabis grow facility.

Salaries, payroll expenses, recruitment and consultant fees accounted for $1,724,525 of total administrative and office expense (2018 - $841,612).  The increase is attributable to an increase in the number of employees and consultants at March 31, 2019 compared to March 31, 2018, as well as costs incurred to retain a top external executive search firm.  These costs are consistent with the Company's focused effort to assemble a world-class leadership team who will deliver on the Company's growth plans, execute on the design and build of the cultivation and production facility and lead the development of its pet and cannabis products.

Share-based compensation expense was lower at $998,387 for the period ended March 31, 2019 (2018 - $1,836,441) because fewer options were granted during the current period compared to the comparable twelve month period ending March 31, 2018, as well as a large portion of the options granted in the comparable twelve month period vested immediately.  The Company's revised approach to granting stock options includes a longer vesting period, which better aligns those receiving options with contributing to the long-term growth and success of the Company.  The Company recognizes the expense, based on the fair value of the options, using the Black-Scholes option pricing model.

Research and development expense include costs associated with the Company's Medical Advisory Board ("MAB") and the research of new products targeted for pets and people.  TL Cannabis formed the MAB in March of 2018 consisting of independent medical experts and Dr. Chris Spooner, a naturopath.  During the year, the Company eliminated the MAB and Dr. Spooner resigned from the Board, as a result of the Company's heavier focus on pets and pet products.

The Company entered into an agreement with veterinarian Dr. Katherine Kramer during the year, to chair the Company's newly established Veterinary Advisory Board ("VAB") which will provide strategic direction to TL Pet and assist the Company with the development of hemp and hemp-based 'CBD' products for its line of pet products.  Dr. Kramer is a vocal advocate for the research and therapeutic use of cannabis for animals, is the Medical Director at the VCA-Canada Vancouver Animal Wellness Hospital and has been practicing veterinary medicine for 16 years.

Subsequent to year end, the Company appointed another veterinarian leader, Dr. Conny Mosley, to the VAB.  Dr. Mosley is a Director and Vice-President of the Canadian Association of Veterinary Cannabinoid Medicine (CAVCM) and brings more than 20 years of experience in veterinary medicine to True Leaf. She currently leads the integrative pain management service at the VCA Canada 404 Veterinary Emergency and Referral Hospital in Newmarket, Ontario, which improves the quality of life for pets through perioperative, postoperative, acute and chronic pain management. Like Dr. Kramer, Dr. Mosley is a strong advocate for cannabis-based therapies for animals, and through her work at CAVCM, and with the Canadian Veterinary Medical Association (CVMA), is encouraging Health Canada to amend the Access to Cannabis for Medical Purposes Regulations (ACMPR) to permit the future classification of CBD as a Veterinary Health Product

Liquidity and Capital Resources

Working capital

As at March 31, 2019, the Company had an ending cash position of $4,698,572, of which $250,000 is classified as a non-current other asset, as the cash is held within a restricted investment in connection with the convertible note, and $57,500 are short-term investments.  Working capital (current assets less current liabilities) for the year ended March 31, 2019 was $2,170,297 versus the year ended March 31, 2018 of $10,868,317.   The Company has used capital to complete the build out of its True Leaf Campus cannabis facility in Lumby, BC as well as fund on-going business growth.

Receivables of $632,223 (March 31, 2018 - $385,671) include trade receivables of $217,462 (March 31, 2018 - $202,683).   As at March 31, 2019, the top three distributors amounted to 34% of total trade receivables (March 31, 2018 - top three distributors amounted to 29%), and all of the trade receivables were in good standing.  Receivables also include a $304,929 GST receivable.

Inventory balances were as follows:

Description	March 31, 2019	March 31, 2018
Finished goods	$173,410	$432,729
Supplies	156,678	137,865
	$332,088	$570,594

The growth in sales during the year reduced product inventory to $173,410 at March 31, 2019 from $432,729 at March 31, 2018.  The Company's co-packing arrangements enable it to quickly scale production to respond to increased customer demand.

As at March 31, 2019, prepaid expenses and deposits increased from $149,199 at March 31, 2018 to $417,243 which includes deposits of $135,803 (March 31, 2018 - $34,903) and prepaid insurance premiums of $156,636.  The construction deposits of $128,077 are refundable upon completion of the construction project, subject to approval by the Village of Lumby that the Company has complied with conditions set out in its various permits.

Investing activities

The Company's property, plant and equipment consist of the substantially completed building in Lumby, office furniture and equipment, leasehold improvements and tradeshow assets and had a net book value of $7,730,894 at March 31, 2019 (March 31, 2018 - $132,420).

During the year ended March 31, 2019, the Company completed construction of its two-story 18,000 square foot building in Lumby, BC, known as the True Leaf Campus.  Construction costs of $6,779,214 (year ended March 31, 2018 - $726,955) were capitalized.  The completed building will be the facility that has the initial cannabis grow area, laboratory services and whole-plant extraction services that will support the Company's application to Health Canada for its license.

Total property, plant and equipment additions for the year ended March 31, 2019 totaled $6,925,382 (year ended March 31, 2018 - $859,375).

The Company's intangible assets consist of its websites, trademarks and related costs, and intellectual property which had a net book value of $155,508 at March 31, 2019 ($142,690 at March 31, 2018). Intangible asset additions for the year ended March 31, 2019 totaled $83,108 (March 31, 2018 - $37,124) for the protection of trademarks used in the TL Pet business and development of an e-commerce site for the European operation

Financing activities

The Company's operations during the year ended March 31, 2019 and execution on its business plan, were funded primarily through the issuance of share capital providing gross proceeds of $18,464,265 as described below.

Date of Issuance	Type of Security	Number of Securities	Price per Security	Aggregate Proceeds	Nature of Issuance
July 31, 2018	Stock Options	900,000	$0.50	Not Applicable

900,000 stock options granted to various employees, consultants, officers, and a director. The stock options are exercisable at $0.50 per common share for a period of 5 years from the date of grant subject to the terms and conditions of the Issuer's stock option plan.

September 10, 2018	Stock Options	1,050,000	$0.56	Not Applicable

1,050,000 stock options granted to consultants and officers. The stock options are exercisable at $0.56 per common share for a period of 5 years from the date of grant subject to the terms and conditions of the Issuer's stock option plan.

October 17, 2018	Common Shares	100,000	$0.60	$60,000(1)	100,000 common shares were issued at a deemed price of $0.60 per common share pursuant to the terms of an employment agreement

Date of Issuance	Type of Security	Number of Securities	Price per Security	Aggregate Proceeds	Nature of Issuance
December 12, 2018	Common Shares	857,145	$0.185	$158,571.85	857,145 common shares issued pursuant to option exercises
February 21, 2019	Convertible Note	1	$0.40	$4,500,000

Issued pursuant to the Convertible Security Funding Agreement. The face value of the convertible note may be converted into common shares at a conversion price of $0.40 as set out in the Convertible Security Funding Agreement.

February 21, 2019	Warrants	5,625,000	$0.5089	Not Applicable

Warrants granted in conjunction with the Convertible Security Funding Agreement. Each warrant may be exercised into one common share at an exercise price of $0.5089 for a period of 36 months from the date of issuance, subject to acceleration in accordance with the terms of the warrant.

March 6, 2019	Stock Options	1,675,000	$0.56	Not Applicable

1,675,000 incentive stock options granted to various consultants, employees, and directors at an exercise price of $0.56 per common share for a maximum period of 5 years (or earlier in accordance with the Issuer's stock option plan)

March 7, 2019	Common Shares	400,000	$0.355	$142,000	400,000 common shares issued pursuant to warrant exercises
March 12, 2019	Common Shares	90,000	$0.355	$31,950	90,000 common shares issued pursuant to warrant exercises

Date of Issuance	Type of Security	Number of Securities	Price per Security	Aggregate Proceeds	Nature of Issuance

March 15 2019	Common Shares	380,000	$0.355	$134,900	380,000 common shares issued pursuant to warrant exercises
March 21, 2019	Common Shares	750,000	$0.61	Not Applicable	750,000 incentive stock options granted to an employee at an exercise price of $0.61 per common share for a maximum period of 5 years (or earlier in accordance with the Issuer's stock option plan)
March 25, 2019	Common Shares	171,667	$0.355	$60,942	171,667 common shares issued pursuant to warrant exercises
March 27, 2019	Common Shares	500,000	$0.55	$275,000(2)	500,000 common shares were issued at a deemed price of $0.55 per common share pursuant to the terms of employment agreements
March 29, 2019	Common Shares	26,650	$0.355	$9,460.75	26,650 common shares issued pursuant to warrant exercises

Notes:

  Shares issued at a deemed price of $0.60 per share for an aggregate deemed total of $60,000.
  Shares issued at a deemed price of $0.55 per share for an aggregate deemed total of $275,000.

The Company's operations during the year ended March 31, 2019 were funded by the revenue generating activities of True Leaf Pet, issuance of share capital on exercise of stock options and warrants providing proceeds of $564,826, the continued use of $18,464,265 generated through the issuance of share capital during the year ended March 31, 2018, and the net proceeds after issuance costs of $4,242,204 of a convertible note issued on February 21, 2019.

On February 21, 2019, the Company completed a private placement of secured convertible notes for gross proceeds of $4,500,000, of which $250,000 is set aside in cash in a restricted bank account. The maturity date of the note is February 21, 2021.  Upon maturity, the Company is required to repay $5,400,000, consisting of the principal amount of $4,500,000 (the Principal) plus interest costs of $900,000.  The Company has the right to buy-back the convertible note at any time.  If the Company repays the note prior to February 21, 2020, the repayment amount is reduced to $4,950,000, consisting of the Principal of $4,500,000 plus $450,000 of interest costs. The Company is required to repay the principal amount in 18 equal monthly installments commencing August 21, 2019.  Net cash proceeds, after issuance costs (but excluding legal fees), was $4,242,204.

The majority of capital raised in the year ended March 31, 2018 was through two public financings.  The completion of a Regulation A+ crowdfunding campaign approved by the United States Securities and Exchange Commission (the "SEC") raised $10,000,000 in gross proceeds, consisting of 14,285,715 common shares of the Company at a purchase price of $0.70 per share (the "Offering").   True Leaf was the first Canadian-listed company to conduct a successful Regulation A+ Offering.  The use of Regulation A+ allowed the Company to offer and sell its common shares to public retail investors as well as traditional accredited and institutional investors.  In addition, on the same terms as the Offering, the Company closed a concurrent Canadian private placement of 5,788,078 common shares raising an aggregate total of $4,051,655.

Subsequent Sales

Subsequent to the year ended March 31, 2018 and up to December 7, 2018 the Company has issued the following securities:

Date of Issuance	Type of Security	Number of Securities	Price per Security	Aggregate Proceeds	Nature of Issuance
October 11, 2018	Common Shares	60,000	$0.45	$27,000	Shares issued pursuant to various exercises of warrants
October 17, 2018	Common Shares	100,000	$0.60	$60,000(1)	Shares issued pursuant to the terms of the CFO Employment Agreement entered into between the Company and Kerry Biggs

Going Concern

The consolidated financial statements were prepared on a going concern basis, which assumes that the Company is able to realize its assets and discharge liabilities in the normal course of business.

For the year ended March 31, 2019, the Company incurred a loss of $5,509,148 and had an accumulated deficit of $14,471,020.   The Company earned revenues of $2,311,036 (2018 - $1,400,511) from TL Pet and TL Pet Europe, however, these two operations have not yet achieved profitability. On February 21, 2019, the Company closed a financing which raised gross proceeds of $4,500,000.  After fees and other expenses, the financing provided net proceeds of $4,242,204, which included $250,000 to be set aside in a restricted cash reserve account.  The net proceeds are being used to execute the Company's business plan, with a focus on growing and expanding the pet business including the introduction of new products, expanding the Company's distribution capabilities and strengthening the brand.  Additional financing may be required in the future for management to pursue its strategic objectives and there can be no assurances that the Company will be successful in obtaining additional financing. If the Company is unable to raise the necessary financing and generate sufficient cash flows to meet obligations as they come due, the Company may, at some point, be required to reduce its operations. As such, there are material uncertainties that raise substantial doubt about the Company's ability to continue as a going concern.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue operations.

Related Party Transactions

Key management compensation

The Company's key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company's Directors, Chief Executive Officer and Chief Financial Officer. The total paid as salaries, management fees, accounting fees and share-based compensation for the year ended March 31, 2019 was $513,875. The Company paid:

  Mr. Bomford, the CEO and a director of the Company, $168,500 in cash compensation;
  Mr. Biggs, the CFO of the Company, $109,375 in cash compensation, $142,500 in share-based compensation in form of common shares (250,000 common shares);
  Mr. Bottomley, the Vice President and a director of the Company, $62,500 in cash compensation;
  Mr. Toutant , a director of the Company, $18,000 in cash compensation;
  Ms. Watson, a director of the Company, $8,000 in cash compensation; and
  Mr. Harcourt a director of the Company, $2,500 in cash compensation.

Related Party Transaction

The Company had the following transactions with related parties during the year ended March 31, 2019:

a) Goods and Related party transactions for the years ended March 31, 2019 and 2018 at the amounts agreed upon between the parties:

	Year ended March 31,
	2019	2018

Paid to the Chief Executive Officer for office space rental	$30,000	$30,000

Paid to a company controlled by its Chief Executive Officer for costs associated with packaging inventory	$172,695	$92,266

Paid to Paradigm Medical Services, a company controlled by a past Director, for advisory services	$63,270	$21,000

b) Compensation of key management personnel

The Company considers its key management personnel to be its Directors, Chief Executive Officer and its Chief Financial Officer.

	Year ended March 31,
	2019	2018
Director compensation (non-Executive):
Salaries and consulting fees	$ 91,625	$ 70,500
Share-based compensation	47,839	455,247
	$139,464	$525,747
Management compensation:
Salaries & management fees	$277,875	$ 94,000
Share-based compensation	260,148	192,409
	$538,023	$286,409
	$677,487	$812,156

c)         Amounts due from key management and a current director of $72,335 included in accounts receivable at March 31, 2019 ($119,770 due from a former director and included in accounts receivable at March 31, 2018) are unsecured, non-interest bearing and will be repaid in full by March 31, 2020.

d)         Amounts payable to related parties as at March 31, 2019 of $nil (March 31, 2018 - $23,314) are unsecured, non-interest bearing with no scheduled terms of repayment.

Share Capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred non-voting shares without par value. As of March 31, 2019, the total number of issued and outstanding common shares was 97,954,921 (99,862,099, July 29, 2019) and there were no preferred shares outstanding.

During the twelve-month period ended March 31, 2019 and through to July 29, 2019, the Company issued the following securities:

  600,000 common shares pursuant to an employment agreement;
  1,257,145 common shares pursuant to the exercise of share options; and
  2,635,895 common shares pursuant to the exercise of share purchase warrants

Warrants

As at July 29, 2019 the following warrants are outstanding and exercisable:

	Number	Exercise
	of Warrants	Price ($)	Expiry Date
Warrants	857,143	1.05	November 21, 2020
	5,625,000	0.51	February 21, 2022
	6,482,143

Stock Options

As at July 29, 2019 the following stock options are outstanding and exercisable:

Number of Options
Outstanding	Exercisable	Exercise Price ($)	Expiry Date
100,000	100,000	0.94	February 6, 2020
1,100,000	900,000	0.94	February 6, 2023
900,000	450,000	0.50	July 31, 2023
1,050,000	-	0.56	September 10, 2023
1,675,000	375,000	0.56	March 6, 2024
750,000	-	0.61	March 21,2024
1,085,000	-	0.29	July 25, 2024
5,575,000	1,825,000

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2017	3,149,995	$0.18
Stock options exercised	(3,342,580)	0.25
Stock options expired	(100,270)	0.12
Stock options granted	6,200,000	0.57
Balance, March 31, 2018	5,907,145	$0.55
Stock options exercised	(1,257,145)	0.25
Stock options expired	(1,850,000)	0.40
Stock options granted	5,495,000	0.56
Stock options cancelled/forfeited	(1,635,000)	0.67
Balance, July 29, 2019	6,660,000	$0.64

Financial Instruments and Risk

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

(a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

(b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly;

(c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The carrying value of receivables, accounts payable and accrued liabilities, and due to related parties approximates their fair value because of the short-term nature of these instruments.

The fair values of cash and cash equivalents and short-term investments are measured based on level 1 inputs of the fair value hierarchy.

Risk

The Company is exposed to various risks through its financial instruments and has a risk management framework to monitor, evaluate and manage these risks. The following analysis provides information about the Company's risk exposure and concentration as of March 31, 2019:

Credit Risk

Credit risk refers to the risk that another entity will default on its contractual obligations which will result in a loss for the Company.  At March 31, 2019, the Company's exposure to credit risk consists of the carrying value of cash and cash equivalents, and receivables.  The Company limits its credit exposure on cash by holding its deposits with established financial institutions.  Accounts receivable consists of trade accounts receivable and miscellaneous receivables. The Company mitigates the risk of default of accounts receivable by assessing the credit worthiness of customers prior to sale and shipment of inventory.

Liquidity Risk

Liquidity risk arises from our general and capital financing needs with respect to future growth.  Liquidity risk could arise if the Company encounters difficulty in meeting future obligations with financial liabilities.  As at March 31, 2019, the Company has cash and cash equivalents of $4,391,072 (March 31, 2018 - $10,812,815) to settle current liabilities of $3,659,829 (March 31 2018 - $1,049,962). The Company also has short-term investments of $57,500 as well as $250,000 of cash which is set aside as restricted cash (Note 10). The Company has planning, budgeting and forecasting processes to help determine its funding requirements to meet various contractual and other obligations and to manage liquidity risk.

Commitments:
	< one-year	1 - 3 Year	3 - 5 Year
Accounts Payable	$1,635,337	-	-
Convertible Note	2,000,000	3,400,000	-
Operating leases	52,680	52,680	52,680
Purchase Commitments	294,464	121,964	54,464
	3,982,481	3,574,644	107,144

Currency Risk

The operating results and financial position of the Company are reported in Canadian dollars. The Company is exposed to currency risk arising from the translation of its European subsidiary's operations and to currency transaction risk as some of the Company's financial instruments are denominated in U.S. dollars.  The results of the Company's operations are subject to currency translation and transaction risks.

The Company's main risk is associated with fluctuations in Canadian and U.S. dollars and Euros.  Assets and liabilities are translated based on the Company's foreign currency translation policy.

The Company has determined that, with other variables unchanged, the effect of a 10% increase in the Canadian dollar as at March 31, 2019:

  against the Euro on its net European operations, and
  against the U.S. dollar on financial assets and liabilities, including cash, accounts receivable, accounts payables and accrued liabilities denominated in U.S. dollars would result in a decrease of approximately $23,000 to the net loss and comprehensive loss for the year ended March 31, 2019 (2018 - increase of approximately $705,000).   The inverse effect would result if the Canadian dollar weakened by 10% against the Euro and U.S. dollar.

At March 31, 2019, the Company had no hedging agreements in place with respect to foreign exchange rates as the Company's operations provide a natural hedge.  Certain operational costs are denominated in U.S. dollars and funded directly from the Company's U.S. funds.   The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates.  As at March 31, 2019, the Company did not have any liabilities that bear interest at rates fluctuating with the prime rate.

Capital Management

The Company's capital includes share capital, cash, the convertible note payable, and the accumulated deficit.  The Company's objectives when managing capital are to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The Company has not changed its approach to capital management during the year ended March 31, 2019.

Changes in Accounting Policies

(a) New standards not yet adopted

The following new standards and amendments to existing standards will be effective in future periods and may impact the reporting and disclosures of the Company:

  IFRS 16 Leases was issued in January 2016 and is effective for periods beginning on or after January 1, 2019. The new standard eliminates the classification of leases as either operating or finance leases. It provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Management is currently reviewing the impact that adoption of the new standard will have on the Company's consolidated financial statements.

(b)  Adoption of New IFRS Pronouncements

The Company adopted the new IFRS pronouncements listed below as at April 1, 2018, in accordance with the transitional provisions outlined in the respective standards described below.

IFRS 9 - Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39 Financial Instruments: Recognition and Measurement.

The key requirements of IFRS 9 as they relate to the Company include the following:

  Subsequent to initial measurement at fair value, all recognized financial assets that are within the scope of IFRS 9 are required to be subsequently measured at amortized cost or fair value. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost in subsequent periods. Financial assets that have a business model whose objective is achieved by both collecting the contractual cash flows and selling financial assets are generally measured at fair value through other comprehensive income ("FVTOCI"). All other financial assets are measured at fair value through profit and loss ("FVTPL") in subsequent accounting periods. Transaction costs for financial assets held at FVTPL are expensed, for all other financial assets, they are recognized at fair value at initial measurement less any directly attributable transaction costs.
  Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities and convertible note payable are classified as other financial liabilities and carried on the balance sheet at amortized cost.
  For the impairment of financial assets, IFRS 9 requires an 'expected credit loss' model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.
Impacts of change in accounting policy
  None of the Company's classification of its financial instruments have changed significantly as a result of the adoption of the new standard under a retrospective basis without the restatement of the comparative period.
  The Company has assessed the impairment of its receivables using the expected credit loss model, and no material difference was noted, and no impairment has been recognized upon transition or at March 31, 2019.
  There are no transitional impacts regarding financial liabilities in regard to classification and measurement.

IFRS 15 - Revenue

In May 2014, the IASB approved IFRS 15, Revenue from Contracts with Customers, which specifies how and when entities recognize revenue, as well as requires entities to provide users of financial statements with more informative, relevant disclosures.  IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue related interpretations.  IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers, with certain exceptions, for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

The Company adopted IFRS 15 on a modified retrospective basis and upon review of the implications of the adoption of IFRS 15 against its customer contracts, concluded the timing and amount of revenue recognized by the Company did not change from the adoption of IFRS 15.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Subsequent Events

Subsequent to the year ended March 31, 2019:

(a) The Company signed an employment agreement with a senior executive which includes provision for severance pay if the individual is terminated without cause or due to a change in control.  The Company incurs the following obligation based on the salary agreed to subsequent to March 31, 2019:

  Terminated prior to May 3, 2021 - obligation ranging from $195,000 to $250,000 plus accrued bonus or
  Terminated after May 3, 2021- obligation ranging from $292,500 to $375,000 plus accrued bonus.

Upon commencement of employment, the agreement obligates the Company to grant the executive 250,000 shares in the Company, to be held on a restricted basis, with 125,000 restricted for a period of one year and the balance restricted for two years from the issue date.  The agreement also obligates the Company to grant the executive 750,000 stock options which vest evenly over three years, with 1/3 of the options vesting each year on the anniversary of the grant date.

(b) The Company issued 1,085,000 stock options with an exercise price of $0.29 per share and an expiry date of July 25, 2024 to consultants and employees of the Company.

(c) The Company issued 1,507,578 common shares pursuant to the exercise of share purchase warrants for gross proceeds of $672,044.

(d) The Company issued 700,000 common shares pursuant to the exercise of stock options for gross proceeds of $276,500

Item 3. Directors and Officers

Summary of Executive Officers, Directors and Significant Employees

The following table sets out the company's officers and directors. All but Mr. Bomford work with the company on a part-time basis.

Name	Position	Age	Term of Office	Approximate hours per week
Executive Officers:
Darcy Bomford	C.E.O. and President	52	Since June 9, 2014	40
Kerry Biggs	C.F.O.	49	Since Sept. 10, 2018	40

Directors:
Kevin Bottomley	Director and Corporate Communication	40	Since June 9, 2014	20
Jodi Watson	Director and Vice-Chair	54	Since January 7, 2019	20
Michael Harcourt	Director and Chairman	75	Since June 9, 2014	2
Sylvian Toutant	Director	56	Since July 10, 2018	5

Business Experience

Darcy Bomford, Chief Executive Officer and President

Mr. Bomford is the founder and President of True Leaf Cannabis Inc., the Company's wholly owned subsidiary since June 9, 2014. Prior to this, Mr. Bomford was the founder, President, Chief Executive Officer and director of Darford International Inc., a manufacturer and marketer of branded and private pet food products with three federally inspected production plants in the United States and Canada, whose common shares formerly traded on the TSX Venture Exchange under the symbol "WUF".  Mr. Bomford has extensive expertise with professional manufacturing systems, including comprehensive third-party audited food safety systems, product development, marketing and sales within a highly regulated and competitive industry.

Michael Harcourt, Chairman and Director

Mr. Harcourt is the former Premier of British Columbia and former Mayor of Vancouver. He serves as Honorary Chair of the International Centre for Sustainable Cities and is Co-Chair of the International Panel of Advisers. Mr. Harcourt also serves as an advisor to Translink BC, and is an Associate Director at the Centre for Sustainability, Continuing Studies at UBC. He is the honorary co-chair at the University of British Columbia's Advisory Council on Sustainability, as well is on the Canadian Electricity Association's Sustainable Electricity Program Advisory Panel.

Notably, Mr. Harcourt was awarded: (1) the Woodrow Wilson Award for Public Service in 2005; (2) the Alumni Achievement Award for Distinction for contributions to BC, Canada and the world from the University of British Columbia in 2008; and (3) he was named an Officer of the Order of Canada in 2012. Most recently, Mr. Harcourt received the Freedom of the City Award from the City of Vancouver in February 2017.

Kevin Bottomley, Corporate Communications and Director

Mr. Bottomley has spent the last nine years working on corporate communications with two publicly traded companies, Zimtu Capital Corp. and Commerce Resources Corp. He has been involved with successful capital raises in excess of $70 million.

Sylvain Toutant, Director

Mr. Toutant has more than 17 years of experience as an executive in the beverage and consumer packaged goods industries and is a recognized specialist in retailing. He most recently served as the Chief Executive Officer and President of DAVIDsTEA from May 2014 to January 2017, Canada's largest specialty tea boutique, where he was responsible for the company's growth in Canada, the United States, and around the world. He also led the company's successful IPO to NASDAQ.

Since leaving DAVIDsTEA, Mr. Toutant has served as a director on various boards he continues to serve today including: GelPac, Les Chocolat Favoris Inc., Angelcare, and YUZU Sushi among others.

Previously he served as President of Keurig Canada from 2008 to 2014, where he accelerated growth through a strategic alliance with Keurig Green Mountain in the United States. He also headed Keurig's operations in the United Kingdom.

Kerry Biggs, Chief Financial Officer

Mr. Biggs has more than 20 years of finance and business experience, most recently with lululemon athletica Inc. from June 2016 to September 2018, where he was Vice President, Treasurer looking after capital markets, liquidity, treasury, insurance and risk activities for the NASDAQ-listed company.

Previously, he served as Vice President, Finance at Global Container Terminals from March 2008 to May 2016, where he was responsible for capital markets, risk management, accounting, tax planning, and corporate M&A activities.

He also worked in senior finance roles for Finning International and Enbridge, both large publicly traded companies.

Jodi Watson, Director

Jodi Watson is a highly accomplished Senior Executive with more than 20 years of progressive experience in global retail, wholesale, omnichannel and direct-to-consumer. She is a valuable asset for retail, wholesale, digital or eCommerce companies seeking expertise in her area of core skills: growth hacking, business unit (P&L) leadership, marketing, eCommerce, talent development, customer service, organizational restructuring and digital transformation.

Throughout her career, Jodi has held global leadership roles with companies such as Petco, Wolverine Worldwide, Williams-Sonoma and Eddie Bauer. She currently works on two boards and as an independent consultant working with private equity, start-ups and publicly traded companies.

Board of Directors

Our board of directors currently consists of four directors. Three of our directors are "independent" as defined by Rule 4200 of FINRA's listing standards. In the future, we may appoint additional independent directors to our board of directors to serve on our planned committees.

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our articles. Our officers are appointed by our board of directors and hold office until removed by the board.

Family Relationships

There are no family relationships between or among the directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Orders

Darcy Bomford, the President, CEO and a director of the Company, was the CEO and a director of Darford International Inc. ("Darford"), a corporation that was the subject of a cease trade order issued by the British Columbia Securities Commission on December 6, 2012 for failure to file its interim financial statements and management's discussion and analysis for the period ended September 30, 2012. Mr. Bomford resigned from his position as the CEO of Darford on October 12, 2012.

Darford was also the subject of a cease trade order issued by the Alberta Securities Commission on April 14, 2014 for failure to file its annual financial statements and management's discussion and analysis for the year ended March 31, 2013, and interim financial statements and management's discussion and analysis for the periods ended September 30, 2012, December 31, 2012, June 30, 2013, September 30, 2013 and December 31, 2013.

Other than as described above, to our knowledge no director or executive officer of the Company as of the date of this Annual Report, or within 10 years before the date of this Annual Report has been, a director, chief executive officer or chief financial officer of any company that:

  was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
  was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

On October 22, 2012, The Bowra Group Inc. was appointed as receiver and manager of all assets, undertakings and properties of Darford and its wholly-owned subsidiaries Darford USA Inc., Darford Industries Ltd, and Darford USA Holding Co. Darcy Bomford, the President, CEO and a director of the Company, was the CEO and a director of Darford but resigned from his position as the CEO of Darford on October 12, 2012. Following its appointment, the receiver initiated a sale process to sell Darford's assets on a going-concern basis.

Other than as described above, to our knowledge no director or executive officer of the Company is, or within 10 years before the date of this Annual Report has been, a director or executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No director or executive officer of the Company has, within 10 years before the date of this Annual Report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Securities Related Penalties and Sanctions

To our knowledge, no director or executive officer has been subject to, or entered into a settlement agreement resulting from:

  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interests which they may have in any project or opportunity of ours.  If a conflict of interest arises, any director in a conflict will disclose his interest and abstain from voting on such matter at a meeting of the Board of Directors.

Other than disclosed below, to the best of our knowledge, there are no known existing or potential conflicts of interest among the Company, directors and officers, any of our subsidiaries or other members of management of ours or any proposed promoter, director, officer, or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to us and their duties as a director or officer of such other companies.

Trademark Packaging ("TP") is a packaging vendor of the Company whose sole shareholder is Mr. Darcy Bomford. This material conflict has been disclosed to the Company's Board of Directors. The Board has decided to allow TP to bid on future packaging proposals on commercially competitive terms with other arm's length vendors.  Mr. Bomford will abstain from voting on any proposed approval of bids by TP in the future.

Committees of the Board

Until further determination by the board, the full board of directors will undertake the duties of the compensation committee and nominating committee.

Audit Committee

On February 6, 2015, we adopted an audit committee charter and appointed members of the audit committee.

As of this Annual Report, the following directors are the members of the audit committee:

Name	Independence	Financial Literacy
Sylvain Toutant (1)	Independent	Financially literate
Kevin Bottomley	Independent	Financially literate
Michael Harcourt	Independent	Financially literate

Note:

  (1) Chair of the audit committee.

Our audit committee approves the selection of, meets with, and interacts with our independent accountants to discuss issues related to financial reporting. In addition, our audit committee reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures, and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.

Nomination Committee

Our board of directors does not maintain a nominating committee. As a result, no written charter governs the director nomination process. Our size and the size of our board, at this time, do not require a separate nominating committee.

When evaluating director nominees, our directors consider the following factors:

  The appropriate size of our board of directors;
  Our needs with respect to the particular talents and experience of our directors;
  The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the board;
  Experience in political affairs;
  Experience with accounting rules and practices; and
  The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new board members.

Our goal is to assemble a board that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the board will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the board may also consider such other factors as it may deem are in our best interests as well as our shareholders. In addition, the board identifies nominees by first evaluating the current members of the board willing to continue in service. Current members of the board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If any member of the board does not wish to continue in service or if the board decides not to re-nominate a member for re-election, the board then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the board are polled for suggestions as to individuals meeting the criteria described above. The board may also engage in research to identify qualified individuals. To date, we have not engaged third parties to identify, evaluate, or assist in identifying potential nominees (although we reserve the right in the future to retain a third-party search firm, if necessary). The board does not typically consider shareholder nominees because it believes that its current nomination process is sufficient to identify directors who serve our best interests.

Code of Ethics

We currently have not adopted a code of ethics for the board or executives. The Board of Directors has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company

Promoters

Effective February 28, 2019, the Company entered into an agreement for capital market advisory servicese with KCSA Strategic Communications ("KCSA"). Under the terms of the agreement, the Company is required to pay KCSA $8,000 USD per month and out of pocket expenses (approximately $500USD per month). The agreement was for an initial period of two months and automatically renewed at the end of the period and will continue unless cancelled on 30 days written notice.

Executive Compensation

The table below summarizes the annual compensation of each of our executive officers and directors for our last fiscal year, ended March 31, 2019:

Name	Capacities in Which Compensation was Received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Darcy Bomford (1)	Chief Executive Officer, President and Director	168,500	0	168,500
Kerry Biggs (2)	Chief Financial Officer	109,375	142,500	251,875
Michael Harcourt	Chairman and Director	2,500	0	2,500
Kevin Bottomley	Director	62,500	0	62,500
Sylvian Toutant (4)	Director	18,000	14,594	32,594
Jodi Watson (3)	Director	8,000	1,777	9,777
Chuck Austin (5)	Former Chief Financial Officer	14,000	0	14,000
Chris Spooner (6)	Former Director	63,895	0	63,895

Notes:

  Effective March 1, 2018, we entered into a new executive management agreement with our Mr. Bomford. See "Management Agreements".
  Mr. Biggs was appointed Chief Financial Officer effective September 10, 2018. On July 18, 2018, we entered into an employment agreement with Mr. Biggs. See "Management Agreements". On September 10, 2018, 750,000 incentive stock options were granted to Mr. Biggs with an exercise price of $0.56 per common share. The options expire 59 September 10, 2023 and vest over a three-year schedule. On October 17, 2018, the Company issued to Mr. Biggs 100,000 common shares at a deemed price of $0.60 per common share for an aggregate deemed value of $60,000

  Ms. Watson was appointed to the Board of Directors on January 7, 2019. On March 6, 2018, 100,000 incentive stock options were granted to Ms. Watson with at an exercise price of $0.56 per common share. The options expire March 6, 2024 or early in accordance with the stock option plan.
  Mr. Toutant was appointed to the Board of Directors on July 10, 2018. On July 31, 2018, 100,000 incentive stock options were granted to Mr. Toutant with at an exercise price of $0.56 per common share. The options expire July 31, 2023 or early in accordance with the stock option plan.
  On June 20, 2014, we entered into an executive consulting agreement with our Chief Financial Officer, Chuck Austin. See "Management Agreements". Mr. Austin resigned effective September 10, 2018.
  Dr. Spooner resigned as a director of the Company effective July 10, 2018 and as Chief Scientific Officer effective as of October 15, 2018. $63,270 was paid to Paradigm Medical Services, a company controlled by a past director, for advisory services.

Our directors and executive officers are also reimbursed for their business expenses. The employment compensation for certain executive officers may include automobile and housing allowances.

Management Agreements

Chief Executive Officer

Effective March 1, 2018, we entered into a new executive management agreement with our Chief Executive Officer Mr. Bomford. Under the terms of the agreement Mr. Bomford will serve as the company's CEO for a one-year term and the term automatically renews annually. Mr. Bomford's annual base salary is $195,000 with an entitlement to an annual bonus. The actual amount of the bonus earned will be based on performance; and/or upon team bonus structure established by the board of directors of the Company.

In the event the Company wishes to terminate the agreement, notice provisions of the agreement including written notice, salary in lieu of, or a combination of both will apply

Chief Financial Officer

On July 18, 2018, we entered into a CFO employment agreement with Kerry Biggs for an indefinite term with four (4) weeks written notice required by Mr. Biggs to the Company to terminate the agreement. Pursuant to the terms of the CFO employment agreement, Mr. Biggs will receive an annual salary of $195,000. In addition to the annual salary, Mr. Biggs has also been granted 750,000 incentive stock options with an exercise price of $0.56 per common share for a period of 5 years. The incentive stock options vest over a three-year schedule. Mr. Biggs has also been issued 100,000 common shares in the capital of the Company at a deemed price of $0.60 per common share for an aggregate deemed value of $60,000 on October 17, 2018 and 150,000 common shares in the capital of the Company at a deemed price of $0.55 per common share for an aggregate deemed value of $82,500 on April 9, 2019.   Pursuant to the compensation structure of the CFO employment agreement, Mr. Biggs is eligible to earn an annual cash bonus equal to up to 55% of his annual base salary. The actual amount of the bonus earned will be based on milestone achievements set by the Board.

In the event the Company wishes to terminate the agreement, notice provisions of the agreement including written notice, salary in lieu of, or a combination of both will apply.

Former Chief Financial Officer

On June 20, 2014, we entered into an executive consulting agreement with our Chief Financial Officer, Chuck Austin.  Under the terms of the agreement, Mr. Austin was to serve as our Chief Financial Officer for a one-year term. The agreement automatically renewed annually. Mr. Austin' annual base salary was $24,000 and an opportunity to earn an annual cash bonus equal to up to 20% of his annual base salary. No bonuses were paid under the agreement.  Mr. Austin resigned as Chief Financial Officer on September 10, 2018.

Mr. Austin's consulting agreement did not provide for any severance payment on termination or as a result of a change of control event.

Termination and Change of Control Benefits

Other than as disclosed in this Annual Report, here are no compensatory plans or arrangements with respect to the named executive officers resulting from the resignation, retirement, or any other termination of the officers' employment or change of named executive officers' responsibilities following a change of control.  We have not granted any termination or change of control benefits.  In case of termination of named executive officers, common law and statutory law applies.

Stock Incentive Plan

On December 12, 2018, our board of directors adopted a new equity incentive stock option plan (the "2018 Plan") replacing the previous stock option plan approved March 19, 2015 (the "2015 Plan"). The 2018 Plan provides for the issuance of stock options to acquire up to 10% of our issued and outstanding common shares as of the date of the grant. The exercise price of each stock option is based on the market price of our common shares on the CSE at the date of the grant, subject to a minimum price of $0.10.  The 2018 Plan contains limits with respect to how many stock options individuals and consultants can receive as well as limits on the amounts of stock options that may be granted for investor relations activities.  Our board of directors is responsible for administering the 2018 Plan until such time as such authority has been delegated to a committee of the board of directors. The 2018 Plan will be put before our shareholders to ratified in 2019. As of July 29, 2019, there were 6,660,000 outstanding options to purchase common shares.

Pension Plan Benefits

We do not currently provide any pension plan benefits to our executive officers, directors, or employees.

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Director Compensation

Following are the amounts of compensation provided to our directors for the most recently completed financial year March 31, 2019 (other than our directors who are also NEO's as their compensation is fully reflected in the tables above):

Name	Fees earned ($)	Share- based awards ($)	Option based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensa-tion ($)	Total
Kevin Bottomley	2,500	Nil	Nil	Nil	Nil	60,000	62,500
Mike Harcourt	2,500	Nil	Nil	Nil	Nil	Nil	2,500
Sylvian Toutant (1)	18,000	Nil	14,594	Nil	Nil	Nil	32,594
Jodi Watson (2)	8,000	Nil	1,777	Nil	Nil	Nil	9,777
Christopher Spooner (3)	625	Nil	Nil	Nil	Nil	63,270	63,895

Notes:

  Mr. Toutant was appointed to the Board of Directors on July 10, 2018.  On July 31, 2018, 100,000 incentive stock options were granted to Mr. Toutant with at an exercise price of $0.56 per common share. The options expire July 31, 2023 or early in accordance with the stock option plan.
  Ms. Watson was appointed to the Board of Directors on January 7, 2019. On March 6, 2018, 100,000 incentive stock options were granted to Ms. Watson with at an exercise price of $0.56 per common share. The options expire March 6, 2024 or early in accordance with the stock option plan.
  Dr. Spooner resigned as a director of the Company effective July 10, 2018 and as Chief Scientific Officer effective as of October 15, 2018. $63,270 was paid to Paradigm Medical Services, a company controlled by a past director, for advisory services

On June 6, 2018, we entered into a director's consulting agreement with Sylvain Toutant for an indefinite term with thirty (30) days' notice required by either party to terminate the agreement. Pursuant to the terms of the agreement, Mr. Sylvain will receive $2,000 plus reasonable expenses for all Board meetings he participates in.

[Remainder of page left blank intentionally]

Outstanding Share-Based Awards and Option-Based Awards

The following are all outstanding share-based and option-based awards granted or issued to each of our directors and executive officers as of March 31, 2019.

	Option-based award					Share-based Awards
Name	Number of securities underlying unexer- cised options	Option exercise price ($)	Option expira- tion date ($)	Value of unexer- cised in-the- money Options(1)($)	Number of shares or units of shares that have not vested($)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Darcy Bomford	300,000	$0.395	05/29/2019	$ 55,500	Nil	Nil	Nil
	200,000 (2)	$0.940	02/06/2023	$ Nil	Nil	Nil	Nil
Kevin Bottomley	300,000	$0.395	05/29/2019	$ 55,500	Nil	Nil	Nil
	200,000 (2)	$0.940	02/06/2023	Nil	Nil	Nil	Nil
Mike Harcourt	300,000	$0.395	05/29/2019	$ 55,500	Nil	Nil	Nil
	200,000 (2)	$0.940	02/06/2023	$ Nil	Nil	Nil	Nil
Sylvain Toutant	100,000	$0.50	07/31/2023	$ 8,000
					Nil	Nil	Nil
Kerry Biggs	750,000	$0.56	09/10/2023	$ 15,000	Nil	Nil	Nil
Jodi Watson	100,000	$0.56	03/06/2024	$ 8,000	Nil	Nil	Nil

Note:

  Based on the closing price of the Company's stock on March 29, 2019 of $0.58.
  100,000 stock options vest immediately, 25,000 vest every 6 months thereafter.

Limitation of Liability and Indemnification of Officers and Directors.

Our articles provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our articles covers at least negligence and gross negligence on the part of indemnified parties. Our articles also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our articles permit such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Indebtedness of Directors and Executive Officers

No director or executive officer, or any associate or affiliate of any such director or senior officer, is or has been indebted to us since the date of incorporation. No director or executive officer, or associate or affiliate of any such director or senior officer, is or has been indebted to us since the beginning of the last completed financial year.

Item 4. Security Ownership of Management and Certain Securityholders

The Company is authorized to issue an unlimited number of common shares without par value. As of July 29, 2019, a total of 99,862,099 common shares were issued and outstanding (March 31, 2019 - 97,954,521). Each common share carries the right to one vote at meetings of the common shareholders.

The following table sets out, as of July 29, 2019, the voting securities of the Company that are owned by executive officers, directors, and other persons holding more than 10% of the Company's voting securities or having the right to acquire those securities.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership (2)	Amount and nature of beneficial ownership acquirable	Percent of class (3)
Common shares	Darcy Bomford	21,886,406 directly owned 1,993,243 (4) indirectly owned	300,000 shares available from issued stock options (56)	23.89%
Common shares	Kerry Biggs	350,000 directly owned	750,000 shares available from issued stock options (6)	0.35%
Common shares	Michael Harcourt	2,128,570 directly owned	300,000 shares available from issued stock options (5)	2.13%
Common shares	Kevin Bottomley	811,700 directly owned	300,000 shares available from issued stock options (5)	0.81%
Common shares	Sylvain Toutant	0 directly owned	100,000 shares available from issued stock options (7)	0%
Common shares	Jodi Watson	0 directly owned	100,000 shares available from issued stock options (8)	0%
Common shares	CDS & Co.	67, 910,255 (9)	N/A	66.07%

Notes:

  The business address for each of our directors and officers is: 100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1.
  The number of common shares beneficially owned, or controlled or directed, directly or indirectly, at the date of this Annual Report is based upon information furnished to us by the individual directors.
  Based on 99,862,099 issued and outstanding as of July 29, 2019.
  The 1,993,243 common shares held indirectly by Mr. Bomford are held in the name of First Pacific Enterprises Inc.

  These stock options expire on February 6, 2023 and can be exercised to acquire one additional common share at $0.94 per share.
  The 750,000 stock options issued to Mr. Biggs expire on September 10, 2023 and can be exercised to acquire one additional common share at $0.56 per share.
  The 100,000 stock options issued to Mr. Toutant expire on July 31, 2023 and can be exercised to acquire one additional common share at $0.50 per share.
  The 100,000 stock options issued to Ms. Watson expire on March 6, 2024 and can be exercised to acquire one additional common share at $0.50 per share.
  Includes 10,069,918 common shares held by Darcy Bomford. Other than Mr. Bomford, management is unaware of the beneficial holders of the shares registered in the name of CDS & Co., a depositary trust company. CDS& Co has several offices in Canada including: 650 West Georgia Street, Suite 2700, Vancouver, BC, V6B 4N9.

As at July 29, 2019, the current directors and officers of the Company own, directly or indirectly, or exercise control or direction over 27,169,919 common shares, representing 27.21% of the Company's issued and outstanding common shares.

Item 5. Interest of Management and Others in Certain Transactions

To the best of the Company's knowledge other than as set forth in this Annual Report, there were no material transactions or series of similar transactions nor were there any currently proposed transactions or series of similar transactions to which the Company was or are to be a party to in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company's assets at year-end for the last two completed fiscal years. To the best of the Company's knowledge other than as set forth in this Annual Report, there have been no transactions in which any director, executive officer, or security holder is known to own of record or beneficially more than 5% of any class of the Company's common shares nor does any member of the immediate family of any of the foregoing persons have an interest (other than compensation to the Company's officers and directors in the ordinary course of business).

Item 6. Other Information

The Company has closed its Regulation A financing having raised the full $10 million under the offering. As of the date of this Annual Report the Company has 520 shareholders of record.

Item 7. Financial Statements

True Leaf Brands Inc.

(formerly True Leaf Medicine International Ltd.)

Consolidated Financial Statements

Years ended March 31, 2019 and 2018

 (Expressed in Canadian dollars)

Independent Auditors' Report

To the Shareholders of True Leaf Brands Inc. (formerly True Leaf Medicine International Ltd.)

We have audited the accompanying consolidated financial statements of True Leaf Brands Inc. (the "Company"), which comprise the consolidated statement of financial position as of March 31, 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.  Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 in the ﬁnancial statements, the Company incurred a loss of $5.5 million during the year ended March 31, 2019 and, as of that date, had a deficit of $14.5 million and has stated that substantial doubt exists about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. Our opinion is not modified with respect to this matter.

Predecessor Auditors' Opinion on 2018 Financial Statements
The financial statements of the Company as of and for the year ended March 31, 2018 were audited by other auditors whose report, dated June 26, 2018, expressed an unmodified opinion on those statements.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
July 29, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

True Leaf Medicine International Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of True Leaf Medicine International Ltd. (the "Entity"), which comprise the consolidated statements of financial position as of March 31, 2018 and 2017, the consolidated statements of loss and comprehensive loss, changes in shareholders' equity (deficit), and cash flows for the years ended March 31, 2018 and 2017 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Entity as at March 31, 2018 and 2017 and its financial performance and its cash flows for the years ended March 31, 2018 and 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Entity in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. The Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Other Matters

We have served as the Entity's auditor since 2014.

“DAVIDSON & COMPANY LLP”
 Chartered Professional Accountants

Vancouver, Canada
June 26, 2018

TRUE LEAF BRANDS INC.
Consolidated Statements of Financial Position
March 31, 2019 and 2018
(Expressed in Canadian dollars)

	Notes	March 31, 2019	March 31, 2018
Assets
Current
Cash and cash equivalents		$4,391,072	$10,812,815
Short term investments		57,500	-
Trade and other receivables	5	632,223	385,671
Inventories	6	332,088	570,594
Prepaid expenses and deposits	7	417,243	149,199
		5,830,126	11,918,279

Land	8	3,380,387	3,380,387
Property, plant and equipment	8	7,730,894	859,375
Intangible assets	9	155,508	142,690
Other assets	10	250,000	-
Total assets		$17,346,915	$16,300,731

Liabilities
Current
Accounts payable and accrued liabilities		$1,635,337	$927,987
Construction holdback payable	8	24,492	98,661
Due to related parties	11d	-	23,314
Current portion convertible notes payable	10	2,000,000	-
Total current liabilities		3,659,829	1,049,962

Convertible note payable	10	1,808,056	-
Total liabilities		5,467,885	1,049,962

Shareholders' equity
Share capital	12	22,689,173	21,693,918
Reserves		3,660,877	2,518,723
Deficit		(14,471,020)	(8,961,872)
Total shareholders' equity		11,879,030	15,250,769

Total liabilities and shareholders' equity		$17,346,915	$16,300,731

Nature of operations and going concern (Note 1)

Commitments (Note 16)

Subsequent events (Note 19)

Approved on behalf of the Board of Directors on July 29, 2019

"Darcy Bomford"	Director	"Michael Harcourt"	Director

The accompanying notes are an integral part of these consolidated financial statements.

TRUE LEAF BRANDS INC.
Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

		Year Ended March 31,
	Notes	2019	2018

Sales		$2,311,036	$1,400,511
Cost of sales		(1,252,265)	(779,182)
Gross profit		1,058,771	621,329
Operating Expenditures
Accretion expense	10	126,050	18,079
Administrative and office	13	3,232,156	1,882,495
Amortization and depreciation	8,9	124,153	37,479
Inventory write-down	6	41,288	217,436
Research and development		139,187	57,808
Selling and marketing	14	2,164,057	760,117
Share-based compensation	12	998,387	1,836,441
Total operating expenditures		(6,825,278)	(4,809,855)

Loss from operations		(5,766,507)	(4,188,526)
Other income		84,096	18,215
Foreign exchange gain		173,263	202,425
Write-down of marketable securities		-	(50)
Loss and comprehensive loss for the year		$(5,509,148)	$(3,967,936)

Loss per common share - basic and diluted		$(0.06)	$(0.05)
Weighted average number of common shares outstanding - basic and diluted		95,754,434	78,314,081

The accompanying notes are an integral part of these consolidated financial statements.

TRUE LEAF BRANDS INC.

Consolidated Statements of Changes in Shareholders' Equity (Deficit)

(Expressed in Canadian dollars)

	Number of Shares	Share Capital	Reserves	Deficit	Total Shareholders' Equity

Balance, March 31, 2017	60,427,383	$ 5,088,454	$ 339,802	$ (5,001,453)	$ 426,803
Private placements, net of share issue costs	7,741,645	2,289,573	-	-	2,289,573
Regulation A public offering, net of share issuance costs	14,285,715	7,764,545	789,767		8,554,312
Private placement, Canadian side car, net of share issuance costs	5,864,736	4,021,459	-	-	4,021,459
Shares issued on exercise of stock options	3,342,580	1,283,415	(439,770)	-	843,645
Shares issued on exercise of warrants	3,707,000	1,246,472	-	-	1,246,472
Fair value adjustment on expiry of stock options	-	-	(7,517)	7,517	-
Share-based compensation	-	-	1,836,441	-	`1,836,441
Loss for the year	-	-	-	(3,967,936)	(3,967,936)
Balance, March 31, 2018	95,369,059	$ 21,693,918	$ 2,518,723	$ (8,961,872)	$ 15,250,769
Shares issued on exercise of stock options	857,145	240,001	(81,429)	-	158,572
Shares issued on exercise of warrants	1,128,317	406,254	-	-	406,254
Shares subscribed on exercise of warrants; shares not issued	-	14,000	-	-	14,000
Shares issued to executives and consultants (Note 12)	600,000	335,000	-	-	335,000
Fair value of warrants issued and equity component of convertible debt	-	-	560,196	-	560,196
Share-based compensation	-	-	663,387		663,387
Loss for the year	-	-	-	(5,509,148)	(5,509,148)
Balance, March 31, 2019	97,954,521	$22,689,173	$3,660,877	$(14,471,020)	$11,879,030

The accompanying notes are an integral part of these consolidated financial statements.

TRUE LEAF BRANDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended March 31,
	2019	2018

Operating activities Loss for the year	$(5,509,148)	$(3,967,936)
Items not affecting cash:
Accretion expense	126,050	18,079
Amortization and depreciation	124,153	37,479
Share-based compensation	998,387	1,836,441
Inventory write-down	41,288	217,436
Write-down of marketable securities	-	50

Changes in non-cash working capital items:
Prepaid expenses and deposits	(268,044)	(133,279)
Accounts payable and accrued liabilities	216,742	509,534
Due to related parties	(6,783)	(2,717)
Inventories	163,627	(351,318)
Trade and other receivables	(246,552)	(319,492)
Net cash used in operating activities	$(4,360,280)	$(2,155,723)

Investing activities Additions to property, plant and equipment	(6,491,425)	(3,971,637)
Intangible asset costs	(83,568)	(47,185)
Increase in short-term investments and restricted cash	(307,500)	-
Net cash used in investing activities	$(6,882,493)	$(4,018,822)
Financing activities Proceeds from issuance of share capital	578,826	18,464,265
Proceeds from issuance of convertible debenture, net of issue costs	4,242,204	-
Repayment of promissory note	-	(127,676)
Share issue costs	-	(1,508,804)
Net cash provided by financing activities	$4,821,030	$16,827,785
Change in cash and cash equivalents for the year	(6,421,743)	10,653,240
Cash and cash equivalents, beginning of the year	10,812,815	159,575
Cash and cash equivalents, end of the year	$4,391,072	$10,812,815

The accompanying notes are an integral part of these consolidated financial statements.

1.   NATURE OF OPERATIONS AND GOING CONCERN

True Leaf Brands Inc. (formerly True Leaf Medicine International Ltd.) (the "Company" or "True Leaf") was incorporated under the Business Corporations Act of the Province of British Columbia on June 9, 2014 and is the legal parent of True Leaf Investments Corp. ("TL Investments"), True Leaf Cannabis Inc. ("TL Cannabis"), True Leaf Pet Inc. ("TL Pet") and True Leaf Pet Europe LLC Sarl ("TL Pet Europe"). TL Investments, TL Cannabis and TL Pet were all incorporated under the Business Corporations Act of the Province of British Columbia on March 26, 2014, July 4, 2013 and November 18, 2015 respectively and TL Pet Europe was incorporated under the Business Corporation Act in Luxembourg on July 18, 2016.

On May 21, 2019, subsequent to year end, the Company changed the name of True Leaf Medicine International Ltd. to True Leaf Brands Inc., and changed the name of its subsidiary, True Leaf Medicine Inc., to True Leaf Cannabis Inc.  The legal and organizational structure was not altered as part of these name changes.

The Company's shares trade on the Canadian Securities Exchange (the "CSE") under the symbol "MJ", the OTC Market Group's OTCQX International Market under the ticker symbol "TRLFF" and the Frankfurt Stock Exchange under the symbol "TLA".The Company's head office and registered office is located at 200, 1238 Homer Street, Vancouver, BC, V6B 2Y5.

The Company manufactures and distributes hemp-based nutrition for pets. TL Pet and TL Pet Europe have entered the Canadian, US and European natural pet product market with a product line consisting of hemp functional chews and supplemental products for pets.

The Company, through TL Cannabis, is also seeking to become a licensed producer of medicinal cannabis for the Canadian market under the new Cannabis Act (the "Cannabis Act").  The Cannabis Act and related regulations issued pursuant to the Cannabis Act (the "Cannabis Regulations") were implemented on October 17, 2018.  As a result, the Company's has migrated its application to the Cannabis Tracking and Licensing System ("CTLS") under the Cannabis Act.  The Company is required to satisfy additional obligations in order to qualify, including the completion of a compliant facility on a parcel of land owned by the Company in Lumby, British Columbia (Note 8). There is some risk that the Company will not receive a license, thus rendering the Company unable to proceed with its cannabis business model.  The Company continues to work diligently to comply with the requirements of Health Canada.

1. NATURE OF OPERATIONS AND GOING CONCERN (continued)

Going Concern

These consolidated financial statements (the "financial statements") have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

For the year ended March 31, 2019, the Company incurred a loss of $5,509,148 and, as of that date, had a deficit of $14,471,020.  The Company earned revenues of $2,311,036 (2018 - $1,400,511) from TL Pet and TL Pet Europe, however, these two subsidiaries have not yet achieved profitability. On February 21, 2019, the Company closed a financing which raised gross proceeds of $4,500,000.  After fees and other expenses, the financing provided net proceeds of $4,242,204 which included $250,000 to be set aside in a restricted cash reserve account.  The net proceeds are being used to execute the Company's business plan, with a focus on growing and expanding the pet business including the introduction of new products, expanding the Company's distribution capabilities and strengthening the brand.  Additional financing may be required in the future for management to pursue its strategic objectives and there can be no assurances that the Company will be successful in obtaining additional financing. If the Company is unable to raise the necessary financing and generate sufficient cash flows to meet obligations as they come due, the Company may, at some point, be required to reduce its operations. As such, there are material uncertainties that raise substantial doubt/may cast significant doubt about the Company's ability to continue as a going concern.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue operations.

2. BASIS OF PREPARATION

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") ("IFRS").  These consolidated financial statements were approved by the Company's Board of Directors on July 29, 2019.

(b) Principles of consolidation

These financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These financial statements include the accounts of the Company and its wholly-owned subsidiaries: TL Investments, TL Cannabis, TL Pet and TL Pet Europe. All intercompany transactions and balances have been eliminated on consolidation.

2. BASIS OF PREPARATION (continued)

(c) Basis of measurement

These financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value (Note 15). The accounting policies set out below have been applied consistently to all periods presented in these financial statements with the exception of the change in accounting policies noted below.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Foreign currency translation

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency of each of the entities in the group is the Canadian dollar, except for TL Pet Europe which has the Euro as its functional currency.  The functional currency determinations were conducted through an analysis of the factors identified in International Accounting Standard ("IAS") 21, The Effects of Changes in Foreign Exchange Rates.

The presentation currency of the Company is the Canadian dollar. Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of loss and comprehensive loss.

(b) Financial instruments

Financial assets and liabilities are recognized when the Company or its subsidiaries become party to the contractual provisions of the instrument. On initial recognition, all financial assets and liabilities are recorded at fair value, net of transaction costs, except for financial assets and liabilities classified as at fair value through profit and loss ("FVTPL"). The directly attributable transaction costs related with financial assets and liabilities recorded at FVTPL are expensed in the period they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classification of such assets and liabilities. The classification of financial assets is generally based on its contractual cash flow characteristics and the business model in which it is managed.

(i) Financial assets at amortized cost

Financial assets that are held within a business model whose objective is to hold the assets in order to collect contractual cash flows, and the contractual terms of the asset give rise on specified dates to cash

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

flows that are solely payments of principal and interest are classified and measured subsequently at amortized cost.

(ii) Financial assets at fair value through other comprehensive income (FVTOCI)

Financial assets that are held within a business model whose objective is achieved by collecting the contractual cash flows and selling financial assets, and the contractual terms of the assets give rise on specified dates to cash flows that are solely payments of principal and interest are classified and measured at FVTOCI.

On initial recognition, the Company may make an irrevocable election (on an instrument by instrument basis) to designate investments in equity instruments that would otherwise be measured at FVTPL to present subsequent changes in fair value in other comprehensive income. Designation of FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments at FVTOCI are initially measured at fair value plus transaction costs.  Subsequently, they are measure at FVTOCI and the cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

(iii) Financial assets at fair value through profit or loss

All other financial assets are measured at FVTPL. These assets are measured at fair value at the end of each reporting period, with any gain or loss recognized in earnings.

(iv) Impairment and Write-off

The Company recognizes a loss allowance for expected credit losses on its financial assets.  The amount of the expected credit loss is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward‑looking information as described above.

As for the exposure at default, for financial assets, this is represented by the assets' gross carrying amount at the reporting date; for financial guarantee contracts, the exposure includes the amount drawn down as at the reporting date, together with any additional amounts expected to be drawn down in the future by default date determined based on historical trend, the Company's understanding of the specific future financing needs of the debtors, and other relevant forward‑looking information.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Company's recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit or loss.

(v) Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or equity in accordance with the substance of the contractual arrangements and the definitions of financial liability and equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after reducing all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using the effective interest method.

(vi) Compound instruments

The component parts of convertible loan notes issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non‑convertible instrument. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished upon conversion or at the instrument's maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognised in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible loan note, the balance recognised in equity will be transferred to deficit. No gain or loss is recognised in profit or loss upon conversion or expiration of the conversion option.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognised directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortised over the lives of the convertible loan notes using the effective interest method.

(vii) Financial liabilities

All financial liabilities are measured subsequently at amortised cost using the effective interest method or at FVTPL. However, financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies, and financial guarantee contracts issued by the Group, are measured in accordance with the specific accounting policies set out below.

(viii) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination, (ii) held for trading or (iii) it is designated as at FVTPL.

A financial liability is classified as held for trading if:

  it has been acquired principally for the purpose of repurchasing it in the near term; or
  on initial recognition it is part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short‑term profit‑taking; or
  it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognised in profit or loss.

(ix) Financial liabilities measured subsequently at amortised cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held‑for‑trading, or (iii) designated as at FVTPL, are measured subsequently at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x) Foreign exchange gains and losses

For financial liabilities that are denominated in a foreign currency and are measured at amortised cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortised cost of the instruments. The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. For financial liabilities that are measured as at FVTPL, the foreign exchange component forms part of the fair value gains or losses and is recognised in profit or loss.

(xi) Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group's obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

(xii) Derivative financial instruments

Derivatives are recognised initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(xiii) Embedded derivatives

An embedded derivative is a component of a hybrid contract that also includes a non‑derivative host - with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand‑alone derivative. Derivatives embedded in hybrid contracts with hosts that are financial liabilities are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL. If the hybrid contract is a quoted financial liability, instead of separating the embedded derivative, the Group generally designates the whole hybrid contract at FVTPL. An embedded derivative is presented as a non‑current asset or non‑current liability if the remaining maturity of the hybrid instrument to which the embedded derivative relates is more than 12 months and is not expected to be realised or settled within 12 months.

(c) Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and/or with original maturities of three months or less.  The cash and cash equivalent balance at March 31, 2019 includes $4,391,072 of cash and $46,000 of cash equivalents (2018: $10,812,815 of cash and $nil of cash equivalents). Those short-term investments with maturities of one-year or less, but greater than 90 days, are classified as short-term investments. These investments are redeemable at any-time without penalty.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Inventories

Inventories include finished goods and supplies in respect of hemp-based nutrition for pets. The classification of inventories is determined by the stage in the manufacturing process. Finished goods inventories are valued based on the lower of actual production costs incurred or estimated net realizable value. Production costs include all direct manufacturing costs, freight, labour and other costs to deliver inventory to our distribution locations.  Cost is determined using the weighted average cost basis.  Supplies are valued at the lower of average cost or net realizable value. If carrying value exceeds the net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exist.

(e) Property, Plant and Equipment

Capital assets are carried at cost, less accumulated depreciation and accumulated impairment losses. Depreciation is recognized using the straight-line method at the following rates:

  Building - 10 to 40 years
  Leasehold improvements - 5 years
  Office furniture and equipment - 5 years
  Tradeshow booth - 5 years

The Company's capital assets are reviewed for an indication of impairment at the end of each reporting period. If an indication of impairment exists, the asset's recoverable amount is estimated. Impairment losses are recognized in profit or loss. An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Intangible assets

The Company owns intangible assets consisting of various direct costs associated with the acquisition of trademarks and intellectual property, as well as website costs. Intangible assets are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. The Company does not hold any intangible assets with indefinite lives.

Amortization is recognized using the straight-line method at the following rates:

Trademarks and related costs - 5-10 years
Website costs - 3 years
Intellectual property - 5 years

(g) Provisions

Provisions are recorded when a present legal, statutory or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, if the effect is material, its carrying amount is the present value of those cash flows.

(h) Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares, warrants and stock options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component and the common shares are valued at their estimated fair value. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Share-based payments

Options granted to employees and others providing similar services are measured at grant date at the fair value of the instruments issued.  Fair value is determined using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  The amount recognized as an expense is adjusted to reflect the actual number of options that are expected to vest.   Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value. Each grant is accounted for on that basis.

Options granted to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used. The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

On vesting, share-based payments are recorded as an operating expense and as reserves. When options are exercised the consideration received is recorded as share capital. In addition, the related share-based payments originally recorded as reserves are transferred to share capital. When an option is cancelled or expires, the initial recorded value is reversed from reserves and charged against deficit.

(j) Earnings (loss) per share

The Company presents basic and diluted earnings(loss) per share ("EPS") data for its common shares, calculated by dividing the profit or loss attributable to equity shareholders of the Company by the weighted average number of common shares issued and outstanding during the period.  Diluted EPS is calculated by adjusting the profit or loss attributable to equity shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.  The calculation of diluted EPS assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. For the periods presented, the calculation proved to be anti-dilutive as the Company was in a loss position.

(k) Revenue recognition and related costs

Revenue is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods to a customer. Revenue from sale of goods, as presented in the consolidated statement of loss and comprehensive loss, represents revenue from the sale of goods less expected price discounts, and allowances for customer returns. The Company has concluded that revenue from the sale of these products should be recognized at the point in time when control is transferred to the customer. Indicators of a transfer of control include an unconditional obligation to pay, legal title, physical possession, transfer of risk and rewards and customer acceptance. This generally occurs when the goods are delivered to the customer.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Cost of sales

Cost of sales includes inventory, product-related costs and costs to ship products to customers.

(m) Selling and marketing

Selling and marketing expenses include costs attributable to the sale of pet products and include salaries, fees and commissions for the related staff. Marketing expenses also include costs associated with the True Leaf corporate brand.

(n) Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss and comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

(o) Segmented information

An operating segment is a component of the company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components.  Operating segment results are reviewed regularly by the Company's President and Chief Executive Officer ("CEO") to make decisions about resources to be allocated to the segment and assess performance, for which discrete financial information is available.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) New standards not yet adopted

The following new standards and amendments to existing standards will be effective in future periods and may impact the reporting and disclosures of the Company:

  IFRS 16 Leases was issued in January 2016 and is effective for periods beginning on or after January 1, 2019. The new standard eliminates the classification of leases as either operating or finance leases. It provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Management is currently reviewing the impact that adoption of the new standard will have on the Company's consolidated financial statements.

(q) Adoption of New IFRS Pronouncements

The Company adopted the new IFRS pronouncements listed below as at April 1, 2018, in accordance with the transitional provisions outlined in the respective standards described below.

IFRS 9 - Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, which replaces IAS 39 Financial Instruments: Recognition and Measurement.

The key requirements of IFRS 9 as they relate to the Company include the following:

  Subsequent to initial measurement at fair value, all recognized financial assets that are within the scope of IFRS 9 are required to be subsequently measured at amortized cost or fair value. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost in subsequent periods. Financial assets that have a business model whose objective is achieved by both collecting the contractual cash flows and selling financial assets are generally measured at fair value through other comprehensive income ("FVTOCI"). All other financial assets are measured at fair value through profit and loss ("FVTPL") in subsequent accounting periods. Transaction costs for financial assets held at FVTPL are expensed, for all other financial assets, they are recognized at fair value at initial measurement less any directly attributable transaction costs.
  Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities and convertible note payable are classified as other financial liabilities and carried on the balance sheet at amortized cost.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

  For the impairment of financial assets, IFRS 9 requires an 'expected credit loss' model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

Impacts of change in accounting policy

  None of the Company's classification of its financial instruments have changed significantly as a result of the adoption of the new standard under a retrospective basis without the restatement of the comparative period.
  The Company has assessed the impairment of its receivables using the expected credit loss model, and no material difference was noted, and no impairment has been recognized upon transition at April 1, 2018 or at March 31, 2019.
  There are no transitional impacts regarding financial liabilities in regards to classification and measurement.

IFRS 15 - Revenue

In May 2014, the IASB approved IFRS 15, Revenue from Contracts with Customers, which specifies how and when entities recognize revenue, as well as requires entities to provide users of financial statements with more informative, relevant disclosures.  IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue related interpretations.  IFRS 15 provides a single, principles based five-step model to be applied to all contracts with customers, with certain exceptions, for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

The Company adopted IFRS 15 on a modified retrospective basis effective April 1, 2018. Based on a review of its customer contracts, the Company concluded that the adoption of IFRS 15 did not have a material impact on the timing or amount of revenue recognized by the Company.

 4.   USE OF ESTIMATES AND JUDGMENTS

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the period. These estimates are, by their nature, uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4. USE OF ESTIMATES AND JUDGMENTS (continued)

(a) Estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

  Share-based payments and compensation
  The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating the fair value for share- based payment transactions and the resulting share-based compensation expense is based on a variety of assumptions, including the expected life, risk-free interest rates, volatility, and forfeiture rates.
  Amortization rates for intangible assets
  Amortization expenses are calculated based on assumed intangible asset lives. Should the intangible asset life or amortization rates differ from the initial estimate, an adjustment would be made in the consolidated statement of loss and comprehensive loss.
  Valuation of convertible note
  At the issue date of the convertible note, the fair value of the liability component was estimated using the prevailing market interest rates for similar non-convertible instruments for the Company.  This amount is recorded as a liability on an amortized cost basis using the effective interest rate method until extinguished upon conversion, buyback, or on the instrument's maturity date.

(b) Critical judgements

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

  Functional currency

The functional currency of each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

5. RECEIVABLES

	March 31,
	2019	2018
Trade receivables (a)	$217,462	$202,683
Miscellaneous receivables (b)	109,832	119,770
Goods and services tax receivable	304,929	63,218
	$632,223	$385,671

(a)   Trade receivables

Trade receivables are non-interest bearing and are due within 30 days. As at March 31, 2019, the Company did not have any trade receivables that were past due (2018: $nil).

During the year ended March 31, 2019, revenues from three distributors amounted to 40% of total sales (March 31, 2018: 39% from three distributors). As at March 31, 2019, these top three distributors amounted to 34% of total trade receivables (March 31, 2018 - three distributors amounted to 29% of total trade receivables).

(b) Miscellaneous receivables

At March 31, 2019, certain management and a director were indebted to the Company $72,335 for withholding taxes remitted on their behalf in connection with common shares issued as an employment benefit and director fees paid.  The balance is non-interest bearing and will be repaid in full by September 30, 2019.  Miscellaneous receivables also included an amount of $37,497 in connection with rent receivable from a third party for space at the Company's Lumby property.

At March 31, 2018 a past director was indebted to the Company for an amount of $119,770.  The Company remitted withholding tax on behalf of the past director in connection with his exercise of stock options in January 2018. The balance was repaid in full in March 2019.

6.   INVENTORY

	March 31,
	2019	2018
Finished goods	$173,410	$432,729
Supplies	158,678	137,865
	$332,088	$570,594

The cost of inventories recognized as an expense in the year ended March 31, 2019 was $1,252,265 and is included in cost of sales (2018: $779,182). During the year ended March 31, 2019 the Company wrote off $41,288 (2018: $217,436) associated with supplies and packaging materials that will not be used for current product lines, as well as recognized a provision of $107,900 for finished goods which were determined to no longer be saleable.

7.   PREPAID EXPENSES AND DEPOSITS

	March 31,
	2019	2018
Insurance premiums	$156,636	$ 80,791
Other	124,804	33,505
Prepaid expenses	281,440	114,296

Construction deposits (Note 8)	128,077	25,827
Security deposits	7,726	9,076
	135,803	34,903
	$417,243	$149,199

As at March 31, 2019, prepaid expenses include a deposit of $128,077 (March 31, 2018 - $25,827) paid in connection with construction of the Company's cannabis production facility in Lumby.  The deposit is refundable subject to approval by the Village of Lumby that the Company has complied with conditions set out in its various permits.

8.   PROPERTY, PLANT AND EQUIPMENT

Cost:	Building	Leasehold improvements	Office furniture	Equipment	Trade show booth	Total
Balance, March 31, 2017	$ -	$ 3,694	$ -	$ 7,642	$ -	$ 11,336
Additions	726,955	76,235	20,165	42,074	-	865,429
Balance, March 31, 2018	726,955	79,929	20,165	49,716	$ -	876,765
Additions	6,779,214	-	-	59,403	86,765	6,925,382
Balance, March 31, 2019	$7,506,169	$79,929	$20,165	$109,119	$86,765	$7,802,147

Accumulated depreciation:
Balance, March 31, 2017	$ -	$ 739	$ -	$ 1,786	$ -	$ 2,525
Depreciation for the year	-	8,362	2,150	4,353	-	14,865
Balance, March 31, 2018	-	9,101	2,150	6,139	$ -	17,390
Depreciation for the year	-	31,972	8,066	13,825	$ -	53,863
Balance, March 31, 2019	$ -	$41,073	$10,216	$ 19,964	$ -	$ 71,253

Carrying value:
As at March 31,2018	$ 726,955	$70,828	$18,015	$ 43,577	$ -	$ 859,375
As at March 31, 2019	$7,506,169	$38,856	$ 9,949	$ 89,155	$86,765	$7,730,894

During the year ended March 31, 2018, the Company acquired a 40-acre property located in Lumby B.C. for total consideration of $3,380,387 to build its cannabis cultivation facility, which is classified as land in the statement of financial position.

8.  PROPERTY, PLANT AND EQUIPMENT (continued)

Construction of the Company's building was completed in March 2019, with total construction costs of $7,506,169 being capitalized until the building is ready for its intended use as a licensed producer and grower of cannabis under the Cannabis Act.  Depreciation will commence when the facility is available for its intended use.

As at March 31, 2019, the Company was awaiting approval of its application to become a licensed producer.

As at March 31, 2019, the Company has a liability of $24,492 (March 31, 2018 - $98,661) related to holdbacks against final construction costs and a balance of $679,632 in costs on the Lumby building that were in accounts payable.

9. INTANGIBLE ASSETS

Cost:	Website	Trademarks and related costs	Intellectual property	Total
Balance, March 31, 2017	$10,801	$80,276	$55,500	$146,577
Additions	-	37,124	-	37,124
Balance, March 31, 2018	10,801	117,400	55,500	183,701
Additions	-	83,108	-	83,108
Balance, March 31, 2019	$10,801	$200,508	$55,500	$269,809
Accumulated amortization:
Balance, March 31, 2017	$7,256	$ 5,591	$5,550	$18,397
Amortization for the year	2,700	11,589	8,325	22,614
Balance, March 31, 2018	9,956	17,180	13,875	41,011
Amortization for the year	845	47,245	22,200	70,290
Balance, March 31, 2019	$10,801	$64,425	$36,075	$111,301
Carrying value:
As at March 31, 2018	$845	$100,220	$41,625	$142,690
As at March 31, 2019	$ -	$136,083	$19,425	$155,508

10.   CONVERTIBLE NOTES

On February 21, 2019, the Company completed a private placement of secured convertible notes for gross proceeds of $4,500,000, of which $250,000 is set aside in cash in a restricted bank account pursuant to the terms of the Convertible Security Funding Agreement ("CFSA").  The maturity date of the debenture is February 21, 2021.  Upon maturity, the Company is required to repay $5,400,000, consisting of the principal amount of $4,500,000 (the Principal) plus interest costs of $900,000.  The Company has the right to buy-back the convertible note at any time.  If the Company repays the note prior to February 21, 2020, the repayment amount is reduced to $4,950,000, consisting of the Principal of $4,500,000 plus $450,000 of interest costs.  The Company is required to repay the principal amount in 18 equal monthly installments commencing August 21, 2019, with the interest payment of $900,000 due upon maturity, subject to the reduction of interest described above.

The note is convertible, at a fixed conversion price of $0.40 per common share (the "conversion price"), at the option of the holder, into common shares of the Company at any time over the term of the note or if a change of control occurs.  Should the Company elect to buy-back all or a portion of the convertible note, the investor has the right to convert to common shares 25% of the principal amount of the note that the Company is buying back, at the same fixed conversion price.  In addition, the investor has the right, on each 90-day period to elect payment of quarterly accrued interest in the form of common shares at the then current share price.  Any interest paid via common shares will reduce the cash interest payment obligation required at debenture maturity upon early repayment.

The investor also received 5,625,000 warrants as part of this convertible debenture, entitling the investor to purchase one common share at an exercise price of $0.5089 for a period of 36 months from the issue date.  The warrants are subject to acceleration where 50% of the total warrants outstanding, or 2,812,500 warrants, may be accelerated at the option of the Company if the volume weighted average price ("VWAP") of the Company's common shares are at least $1.0178 for 30 consecutive trading days.  The remaining warrants may be accelerated by the Company if the VWAP of the Company's common shares are at least $1.5267 for 30 consecutive trading days.

The Company allocated the gross proceeds from the issuance between the estimated fair value of the debt and equity components using the residual method. The Company used an effective annualized discount rate of 17.2%, which resulted in valuation of the debt component at $4,303,813 and the equity component at $196,187 before issue costs.  The debt component is measured at amortized cost.

Allocation of gross proceeds and balance of debt component:	March 31, 2019
Gross proceeds of issued debentures - maturing February 21, 2021	$ 4,500,000
Less: allocation to equity for debt to share conversion option	(196,187)
Less: allocation to equity for fair value of warrants	(399,998)
Less: transaction costs	(257,796)
Accretion expense	126,050
Issue costs allocated to equity	35,987
Total	$ 3,808,056
Less: current portion of debentures	(2,000,000)
Long-term portion	$ 1,808,056

11.   RELATED PARTY BALANCES AND TRANSACTIONS

(a) Goods and services

The Company had the following transactions with related parties during the years ended March 31, 2019 and 2018 which were recognized at the amounts that were agreed upon between the two parties:

	Year ended March 31,
	2019	2018

Paid to the Chief Executive Officer for office space rental	$30,000	$30,000

Paid to a company controlled by its Chief Executive Officer for costs associated with packaging inventory	$172,695	$92,266

Paid to Paradigm Medical Services, a company controlled by a past director, for advisory services	$63,270	$21,000

(b) Compensation of key management personnel

The Company considers its key management personnel to be its Directors, Chief Executive Officer and its Chief Financial Officer.

	Year ended March 31,
	2019	2018
Director compensation (non-Executive):
Salaries and consulting fees	$ 91,625	$ 70,500
Share-based compensation	47,839	455,247
	$139,464	$525,747
Management compensation:
Salaries and management fees	$277,875	$ 94,000
Share-based compensation	260,148	192,409
	$538,023	$286,409
	$677,487	$812,156

(c) Amounts due from key management and a current director of $72,335 included in accounts receivable at March 31, 2019 ($119,770 due from a former director and included in accounts receivable at March 31, 2018) (Note 5) are unsecured, non-interest bearing and will be repaid in full by March 31, 2020.

(d) Amounts payable to related parties as at March 31, 2019 of $nil (March 31, 2018 - $23,314) are unsecured, non-interest bearing with no scheduled terms of repayment.

12.   SHARE CAPITAL

(a) Authorized

Unlimited     Common voting shares with no par value

Unlimited     Preferred non-voting shares with no par value

(b) Issued

The Company had the following share capital transactions during the year ended March 31, 2018:

  The Company issued 3,342,580 common shares pursuant to the exercise of stock options for proceeds of $843,645.

  The Company issued 3,707,000 common shares pursuant to the exercise of share purchase warrants for gross proceeds of $1,246,472.

  On May 29, 2017, the Company completed a private placement by issuing 3,099,829 units at a price of $0.30 per unit for proceeds of $929,950. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable into one additional common share at a price of $0.45 per share for a period of two years. No value was assigned to the warrants issued as part of the unit offering. The Company incurred $12,474 in share issue costs associated with this financing.

  On June 12, 2017, the Company completed a private placement by issuing 4,641,816 units at a price of $0.30 per unit for proceeds of $1,392,545. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable into one additional common share at a price of $0.45 per share for a period of two years. No value was assigned to the warrants issued as part of the unit offering. The Company incurred $20,448 in share issue costs associated with this financing.

12.   SHARE CAPITAL (continued)

  In January 2018, the Company completed a Regulation A public offering (the "Offering") raising $10,000,000 in gross proceeds.  The Company closed its Offering of common shares, qualified by the U.S. Securities and Exchange Commission, with non-Canadian investors on January 22, 2018, consisting of 14,285,715 common shares at a purchase price of $0.70 per share.

  Boustead Securities LLC ("Boustead"), a FINRA registered broker dealer, was the lead underwriter outside Canada.  The Company paid Boustead a commission of $800,000 representing 8% of the gross proceeds of the aggregate Offering amount and issued 857,143 agent's warrants representing 6% of the aggregate number of the securities sold in the Offering.  Each agent warrant is exercisable into one common share of the Company at an exercise price of $1.05, expiring November 21, 2020.  The warrants were valued at $789,767 ($0.92 per warrant) using the Black-Scholes option pricing model with the following assumptions: term of 2.8 years, historical volatility of 96.66%, risk-free rate of 1.76% and expected dividends of $nil.

  The Company incurred $645,688 in additional share issue costs associated with this financing, including an advisory fee paid to Boustead.

  On the same terms as the Offering, the Company closed a concurrent Canadian private placement on January 24, 2018 of 5,788,078 common shares raising an aggregate total of $4,051,655.  The Canadian offering was non-brokered and no commissions or fees were paid in connection with the shares issued.   An additional 76,658 common shares, valued at $53,661, were issued in connection with the Canadian offering to compensate certain Canadian investors for foreign currency transaction costs incurred as a consequence of the Company collecting a portion of subscription receipts in U.S. dollar funds for a Canadian dollar-denominated share offering.  The Company incurred $83,857 in share issue costs associated with this financing.

The Company had the following share capital transactions during the year ended March 31, 2019:

  On October 17, 2018, the Company issued 100,000 common shares pursuant to an employment agreement.  The shares were valued at $60,000 based on the market price at the share issue date, which is included in share-based compensation expense for the year ended March 31, 2019.  The shares are to be held on a restricted basis for one year from the October 17, 2018 issue date.

  The Company issued 1,128,317 common shares pursuant to the exercise of share purchase warrants for gross proceeds of $406,254.   Additional proceeds of $14,000 were recorded as shares subscribed at March 31, 2019 in respect of warrant exercise requests and funds received where the shares had not been issued from treasury as of March 31, 2019.

  The Company issued 857,145 common shares pursuant to the exercise of share options for proceeds of $158,572.

12.   SHARE CAPITAL (continued)

  On March 27, 2019, the Company issued 500,000 common shares pursuant to employment and consulting contracts. The shares were valued at $275,000 based on the market price at the share issue date, which is included in share-based compensation expense for the year ended March 31, 2019. The shares are to be held on a restricted basis as follows:

a. 400,000 for seven months from the March 27, 2019 issue date.

b. 100,000 for twelve months from the March 27, 2019 issue date.

(c) Share purchase warrants

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2017	1,816,398	$0.15
Warrants expired	(410,806)	0.15
Warrants exercised	(3,707,000)	0.34
Warrants issued	8,598,788	0.51
Balance, March 31, 2018	6,297,380	$0.49
Warrants exercised	(1,128,317)	0.36
Warrants issued	5,625,000	0.51
Balance, March 31, 2019	10,794,063	$0.51

As at March 31, 2019, the following share purchase warrants are outstanding:

Number	Exercise
of Warrants	Price ( $ )	Expiry Date

1,748,332	0.45	May 29, 2019
420,922	0.36	May 29, 2019
646,000	0.45	June 12, 2019
1,496,666	0.36	June 12, 2019
857,143	1.05	November 21, 2020
5,625,000	0.51	February 21, 2022
10,794,063

Subsequent to year end, 1,507,578 warrants were exercised, and 2,804,342 warrants expired leaving a total balance of 6,482,143 warrants remaining.

12.   SHARE CAPITAL (continued)

(d) Stock options

The Company has a Stock Option Plan (the "Plan") in place under which it is authorized to grant options to directors, executive officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company in any twelve-month period. Under the Plan, the exercise price of each stock option is subject to a minimum of $0.10 and may not be less than the closing market price of Company's common shares on the trading day immediately preceding the date of grant of the options. The options can be granted for a maximum term of five years and vest at the discretion of the Board of Directors.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Balance, March 31, 2017	3,149,995	$0.18
Stock options exercised	(3,342,580)	0.25
Stock options expired	(100,270)	0.12
Stock options granted	6,200,000	0.57
Balance, March 31, 2018	5,907,145	$0.55
Stock options exercised	(857,145)	$0.19
Stock options granted	4,410,000	0.56
Stock options forfeited	(1,635,000)	0.67
Balance, March 31, 2019	7,825,000	$0.57

As at March 31, 2019, the following stock options are outstanding and exercisable:

Number of Options	Exercise Price	Expiry Date
Outstanding	Exercisable	( $ )
2,250,000	2,250,000	0.40	May 29, 2019
100,000	100,000	0.94	February 6, 2020
1,100,000	900,000	0.94	February 6, 2023
900,000	450,000	0.50	July 31, 2023
1,050,000	-	0.56	September 10, 2023
1,675,000	375,000	0.56	March 6, 2024
750,000	-	0.61	March 21, 2024
7,825,000	4,075,000

12.   SHARE CAPITAL (continued)

The fair value of stock options granted during the period was determined using the following weighted average assumptions at the time of grant using the Black-Scholes option pricing

	Year ended March 31,
	2019	2018
Risk free annual interest rate	1.90%	1.20%
Expected annual dividend rate	0%	0%
Expected stock price volatility	95%	96%
Expected life of options	5 years	2.9 years
Estimated forfeiture rate	0%	0%

Volatility was estimated by using the average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

The weighted average fair value of stock options granted during the year ended March 31, 2019 was $0.40 (year ended March 31, 2018 - $0.36) per option. As at March 31, 2019, stock options outstanding have a weighted average remaining contractual life of 1.9 years (March 31, 2018 - 2.3 years).

13.   ADMINISTRATIVE AND OFFICE EXPENSE

	Year ended March 31,
	2019	2018
Accounting and legal	$342,470	$417,855
Application cost	29,035	15,000
Director fees	32,494	7,500
Filing fees	76,950	91,256
Insurance	231,212	100,106
Office supplies	255,495	187,753
Property tax expense	108,525	-
Rent	77,333	66,003
Transfer agent	44,020	30,467
Travel and meals	275,191	106,068
Utilities	34,906	18,875
Wages	1,724,525	841,612
	$3,232,156	$1,882,495

14. SELLING AND MARKETING EXPENSE

	Year ended March 31,
	2019	2018
Advertising	$531,767	$123,033
Branding	368,985	32,500
Digital marketing	25,738	-
Investor relations	303,396	189,806
Public relations	124,934	44,996
Trade shows	179,899	34,062
Sales administration costs	59,234	66,326
Travel and meals	180,011	132,951
Wages	390,093	136,443
	$2,164,057	$760,117

15. FINANCIAL INSTRUMENTS, RISK AND CAPITAL MANAGEMENT

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

(a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

(b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly;

(c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The carrying value of receivables, accounts payable and accrued liabilities, and due to related parties approximates their fair value because of the short-term nature of these instruments.

The fair values of cash and cash equivalents and short-term investments are measured based on level 1 inputs of the fair value hierarchy.

Risk

The Company is exposed to various risks through its financial instruments and has a risk management framework to monitor, evaluate and manage these risks. The following analysis provides information about the Company's risk exposure and concentration as of March 31, 2019:

15. FINANCIAL INSTRUMENTS, RISK AND CAPITAL MANAGEMENT (continued)

Credit risk

Credit risk refers to the risk that another entity will default on its contractual obligations which will result in a loss for the Company.  At March 31, 2019, the Company's exposure to credit risk consists of the carrying value of cash and cash equivalents, and receivables.  The Company limits its credit exposure on cash by holding its deposits with established financial institutions.  Accounts receivable consists of trade accounts receivable and miscellaneous receivables. The Company mitigates the risk of default of accounts receivable by assessing the credit worthiness of customers prior to sale and shipment of inventory.

Liquidity risk

Liquidity risk arises from our general and capital financing needs with respect to future growth.  Liquidity risk could arise if the Company encounters difficulty in meeting future obligations with financial liabilities.  As at March 31, 2019, the Company has cash and cash equivalents of $4,391,072 (March 31, 2018 - $10,812,815) to settle current liabilities of $3,659,829 (March 31, 2018 - $1,049,962). The Company also has short-term investments of $57,500 as well as $250,000 of cash which is set aside as restricted cash (Note 10).  The Company has planning, budgeting and forecasting processes to help determine its funding requirements to meet various contractual and other obligations and to manage liquidity risk.

Commitments:
	< one-year	1 - 3 Year	3 - 5 Year
Accounts Payable	$1,635,337	-	-
Convertible Note	2,000,000	3,400,000	-
Operating leases	52,680	52,680	52,680
Purchase Commitments	294,464	121,964	54,464
	3,982,481	3,574,644	107,144

Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. The Company is exposed to currency risk arising from the translation of its European subsidiary's operations and to currency transaction risk as some of the Company's financial instruments are denominated in U.S. dollars.  The results of the Company's operations are subject to currency translation and transaction risks.

The Company's main risk is associated with fluctuations in Canadian and U.S. dollars and Euros. Assets and liabilities are translated based on the Company's foreign currency translation policy.

15.   FINANCIAL INSTRUMENTS, RISK AND CAPITAL MANAGEMENT (continued)

Currency risk (continued)

The Company has determined that, with other variables unchanged, the effect of a 10% increase in the Canadian dollar as at March 31, 2019:

  against the Euro on its net European operations, and
  against the U.S. dollar on financial assets and liabilities, including cash, accounts receivable, accounts payables and accrued liabilities denominated in U.S. dollars would result in a decrease of approximately $23,000 to the net loss and comprehensive loss for the year ended March 31, 2019 (2018 - increase of approximately $705,000).   The inverse effect would result if the Canadian dollar weakened by 10% against the Euro and U.S. dollar.

At March 31, 2019, the Company had no hedging agreements in place with respect to foreign exchange rates as the Company's operations provide a natural hedge. Certain operational costs are denominated in U.S. dollars and funded directly from the Company's U.S. funds. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. In seeking to minimize the risk from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. As at December 31, 2018, the Company did not have any liabilities that bear interest at rates fluctuating with the prime rate.

Capital Management

The Company's capital includes share capital, cash, the convertible note payable, and the accumulated deficit.  The Company's objectives when managing capital are to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The Company has not changed its approach to capital management during the year ended March 31, 2019.

16.  COMMITMENTS

The Company had the following commitments as of March 31, 2019:

  Effective November 1, 2018, the Company entered into an updated agreement with a branding and market positioning expert to provide the Company with consulting services in connection with the Company's brand that has a minimum cost of $15,000 per month.  The agreement has a one-year term ending October 31, 2019 with automatic renewal for two consecutive one-year terms, cancellable with 60 days-notice by either party and payment of the prorated portion of the fees due.
  The Company has an employment agreement with a senior executive which includes provision for severance pay if the individual is terminated without cause or due to a change in control.  The Company incurs the following obligation based on the salary agreed to:

(a) Terminated prior to September 10, 2020 - $195,000 plus accrued bonus; or

(b) Terminated after September 10, 2020 - $292,500 plus accrued bonus.

  Effective February 28, 2019, the Company entered into an agreement for capital market advisory services which commits the Company to three instalment payments of $33,750 at each of August 28, 2019, February 28, 2020 and August 28, 2020. In addition, the Company must pay a closing fee of 3% of the transaction value of any mergers and acquisition completed during the term of the agreement.

17.   INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year ended March 31,
	2019	2018

Loss for the year	$ (5,509,148)	$ (3,967,936)

Expected income tax recovery	$ (1,487,000)	$ (1,042,000)
Change in statutory tax rates and other	79,000	(8,000)
Permanent differences	278,000	478,000
Share issue costs	-	(430,000)
Change in unrecognized deductible temporary differences	1,130,000	1,002,000
Total income tax expense (recovery)	$ -	$ -

The significant components of the Company's deferred tax assets and deferred tax liabilities are as follows:

	March 31,
	2019	2018
Deferred tax assets:
Share issue and finance costs	$ 187,000	$ -

Deferred tax liabilities:
Convertible note payable	(187,000)	-

Net deferred tax assets	$ -	$ -

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2019	Expiry Date Range	2018	Expiry Date Range
Temporary differences:
Share issue costs	$ 462,000	2040 to 2043	$ 1,293,000	2039 to 2042
Capital assets	$ 82,000	No expiry date	$ 17,500	No expiry date
Intangible assets	$ 63,000	No expiry date	$ 17,500	No expiry date

Non-capital losses available for future periods
Canada	$ 9,219,000	2034 to 2038	$ 5,177,000	2034 to 2038
Luxembourg	$ 814,000	2034 to 2036	329,000	2034 to 2035

Tax attributes are subject to review, and potential adjustment, by tax authorities.

18.   SEGMENTED INFORMATION

Operating segmented information

As at March 31, 2019, the Company had two reportable segments, being the sale of hemp-based nutrition for pets ("Pet"), the planned sale of cannabis under the Cannabis Act, ("Cannabis") as well as the parent, True Leaf Brands Inc. ("Corporate"). The Company has identified these reporting segments based on the internal reports reviewed and used by the Chief Executive Officer, its chief decision maker, in allocating resources and assessing performance.

Operating segmented information is presented as follows:

As at March 31, 2019	Pet	Cannabis	Corporate	Total
Current assets	$ 856,128	$ 441,127	$ 4,532,871	$5,830,126
Non-current assets	258,867	11,007,922	250,000	11,516,789
Liabilities	(294,082)	(790,595)	(4,383,208)	(5,467,885)
Net assets	$ 820,913	$10,658,454	$ 399,663	$11,879,030

Year ended March 31, 2019
	Pet	Cannabis	Corporate	Total
Revenues	$ 2,311,036	$ -	$ -	$ 2,311,036
Gross profit	1,058,771	-	-	1,058,771
Operating expenses	(2,790,649)	(531,875)	(3,502,754)	(6,825,278)
Loss from operations	$(1,731,878)	$(531,875)	$(3,502,754)	$(5,766,507)

As at March 31, 2018	Pet	Cannabis	Corporate	Total
Current assets	$1,054,069	$211,549	$10,652,661	$11,918,279
Non-current assets	229,085	4,153,367	-	4,382,452
Liabilities	(227,118)	(488,808)	(334,036)	(1,049,962)
Net assets	$1,056,036	$3,876,108	$10,318,625	$15,250,769

Year ended March 31, 2018
Revenues	$1,400,511	-	-	$1,400,511
Gross profit	621,329	-	-	621,329
Operating expenses	(1,504,877)	(206,664)	(3,098,314)	(4,809,855)
Loss from operations	$(883,548)	$(206,664)	$(3,098,314)	$(4,188,526)

18.  SEGMENTED INFORMATION (continued)

Geographic segmented information

The Company operates in two main geographic locations, North America and Europe, selling hemp-based nutrition for pets in North America and Europe, which has accounted for all of the Company's revenues since its inception.

As at March 31, 2019	North America	Europe	Total
Current assets	$ 5,663,668	$166,458	$5,830,126
Non-current assets	11,474,822	41,967	11,516,789
Liabilities	(5,398,959)	(68,926)	(5,467,885)
Total net assets	$11,739,531	$139,499	$11,879,030

Year ended March 31, 2019
Revenues	$1,898,485	$412,551	$2,311,036
Gross profit	897,280	161,491	1,058,771
Operating expenses	6,155,412	669,866	6,825,278
Loss from operations	$(5,258,132)	$(508,375)	$(5,766,507)

As at March 31, 2018	North America	Europe	Total
Current assets	$11,753,046	$165,233	$11,918,279
Non-current assets	4,374,765	7,687	4,382,452
Liabilities	(987,060)	(62,902)	(1,049,962)
Total net assets	$15,140,751	$110,018	$15,250,769

Year ended March 31, 2018
Revenues	$1,234,191	$166,320	$1,400,411
Gross profit	570,120	51,208	621,329
Operating expenses	4,527,505	282,350	4,809,856
Loss from operations	$(3,957,385)	$(231,141)	$(4,188,526)

19.  SUBSEQUENT EVENTS

The following events occurred subsequent to March 31, 2019:

(a) The Company signed an employment agreement with a senior executive which includes provision for severance pay if the individual is terminated without cause or due to a change in control. The Company incurs the following obligation based on the salary agreed to subsequent to March 31, 2019:

  Terminated prior to May 3, 2021 - obligation ranging from $195,000 to $250,000 plus accrued bonus or
  Terminated after May 3, 2021 - obligation ranging from $292,500 to $375,000 plus accrued bonus.

Upon commencement of employment, the agreement obligates the Company to grant the executive 250,000 shares in the Company, to be held on a restricted basis, with 125,000 restricted for a period of one year and the balance restricted for two years from the issue date. The agreement also obligates the Company to grant the executive 750,000 stock options which vest evenly over three years, with 1/3 of the options vesting each year on the anniversary of the grant date.

(b) The Company issued 1,085,000 stock options with an exercise price of $0.29 per share and an expiry date of July 25, 2024 to consultants and employees of the Company.

(c) The Company issued 1,507,578 common shares pursuant to the exercise of share purchase warrants for gross proceeds of $672,044.

(d) The Company issued 700,000 common shares pursuant to the exercise of stock options for gross proceeds of $276,500.

Item 8. Exhibits

Index to Exhibits

Description of Item
2.1	Certificate of Incorporation (1)
2.2	Notice of Articles (1)
2.3	Articles (1)
3.1	Stock Option Plan and Individual Stock Option Agreement
6.1	Consulting Agreement with Pet Industry Experts, LLC (1)
6.2	Consulting Agreement with Pet Horizons Ltd. (1)
6.3	Distribution Agreement with Bark to Basics (1)
6.4	Licensing Agreement with Joi Media Inc. (2)
6.5	Master Services Agreement with Who You Know LLC (2)
6.6	Property Option Agreement with Gudeit Bros. Contracting Ltd. (3)
15	Audit Committee Charter (1)

Notes:

  Filed on February 17, 2017 with Form 1-A Offering Statement
  Filed on May 16, 2017 with Amendment No. 1 - Form 1-A Offering Statement
  Filed on October 26, 2017 with Amendment No. 4- Form 1-A Offering Statement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRUE LEAF BRANDS INC.

By:	/s/ Darcy Bomford
Darcy Bomford
Chief Executive Officer

Date:    July 31, 2019

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

	/s/ Darcy Bomford		/s/ Kerry Biggs
By:		By:
	Darcy Bomford		Kerry Biggs
	Chief Executive Officer and Director		Chief Financial Officer, Principal Accounting Officer
Date:	July 31, 2019	Date:	July 31, 2019

	/s/ Kevin Bottomley		/s/ Michael Harcourt
By:		By:
	Kevin Bottomley		Michael Harcourt
	Director		Director
Date:	July 31, 2019	Date:	July 31, 2019

	/s/ Sylvain Toutant		/s/ Jodi Watson
By:		By:
	Sylvain Toutant		Jodi Watson
	Director		Director
Date:	July 31, 2019	Date:	July 31, 2019

END

[1] Callaway, J.C.  "Hempseed as a nutritional resource:  An overview" Euphytica (2004) 140:  65. doi:10.1007/s10681-004-4811-